Filed Pursuant to Rule 424(b)(1)

Registration No. 333-128078

3,098,628 shares of common stock

QUEPASA CORPORATION

Our selling stockholders are offering an aggregate of 3,098,628 shares of our common stock for sale comprised of 1,699,388 shares of common stock and 1,394,240 shares underlying common stock purchase warrants. None of the selling stockholders are our officers, directors or 10% or greater stockholders. The shares of common stock will be offered from time to time in open market transactions at prevailing market prices. We will not receive any proceeds from the sale of the common stock offered by the selling stockholders.

Our common stock trades on the Over-the-Counter Electronic Bulletin Board under the symbol “QPSA.” On June 30, 2006, the closing price of the common stock was $7.70 per share.

Investing in our common stock involves substantial risks. See “ Risk Factors” beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 14, 2006.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus as we have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where such an offer or sale is not permitted.

SUMMARY

This summary highlights material information regarding our company and the offering contained in this prospectus. You should read the entire prospectus carefully, including the financial information and related notes, before making an investment decision.

Business

Since 1998, we have operated a bilingual, Spanish and English, Internet portal and online community primarily aimed at the United States Hispanic market, and have spent over $50 million developing our brand. Our quepasa.com Web site provides users with information and content centered on the Spanish language and offers performance based marketing capabilities in addition to traditional portal services including e-mail and news in Spanish and English. The quepasa.com Web site is operated and managed by our wholly-owned Sonora, Mexico-based subsidiary, Quepasa.com de Mexico, S.A. de C.V.

Our performance based marketing capabilities include paid search solutions which are designed to enable Internet users to locate information, merchants, services and products. We offer paid search services through our Web site as well as through the Web sites of distribution partners. Partner versions of our search services are generally offered on a private-label basis. We believe we are among the first technology companies to develop, deploy and promote performance based online marketing solutions for the Spanish language market.

We are also developing information retrieval and management software technology products, which we intend to provide to a diverse clientele within the information technology sector emphasizing publishers of interactive, online content offerings, certain specialized online communities, online virtual product exchanges and online advertisers that target Spanish speaking users.

History

We were incorporated in Nevada in June 1997 as an online media company and completed our initial public offering in June 1999 raising approximately $55 million from the sale of 4,600,000 shares of our common stock at $12.00 per share. Our offices are located at 7550 East Redfield Road, Suite A, Scottsdale, Arizona 85260, and our telephone number is (480) 348-2665. All references to share amounts throughout this prospectus reflect our reverse stock split. Our Web site at www.quepasa.com is not part of this prospectus.

The Offering

Common stock offered by the selling stockholders:	1,699,388 shares of common stock and 1,394,240 shares of common stock underlying warrants

Common stock outstanding:	8,514,521 shares of common stock as of the date hereof.

Electronic Bulletin Board Symbol	“QPSA”

Description of Selling Stockholders

Through this prospectus, we are registering the resale of 1,699,388 shares of common stock and 1,394,240 shares of common stock underlying common stock purchase warrants. We issued the common stock and warrants in a September 2004 and a December 2004 private placement to a group of non-affiliated accredited investors.

Forward-Looking Statements

This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us which are discussed in the Risk Factors section below as well as throughout this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

SUMMARY FINANCIAL DATA

The following summary financial data should be read in conjunction with our audited financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended		Years Ended
	March 31, 2006	March 31, 2005	December 31, 2005	December 31, 2004
	(unaudited)	(unaudited)
Revenue	$164,565	$126,238	$765,492	$465,481
Net loss	$(2,164,774)	$(620,596)	$(2,958,885)	$(3,217,249)
Net loss per share	$(.27)	$(.09)	$(0.41)	$(0.70)
Weighted average number of shares of common stock outstanding	7,884,409	7,040,688	7,266,511	4,612,198

Balance Sheet Data:

	March 31, 2006	December 31, 2005
	(unaudited)
Total assets	$1,578,003	$1,712,357
Total liabilities	$334,606	$424,573
Working capital	$1,068,490	$1,108,197
Stockholders’ equity	$1,243,397	$1,287,784
Book value per share	$0.15	$0.16

RISK FACTORS

The shares of common stock offered by this prospectus involve a high degree of risk and represent a highly speculative investment. You should not purchase these shares if you cannot afford the loss of your entire investment. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors in evaluating our company, our business prospects and an investment in our shares of common stock.

Risks Related To Our Business

We Have Incurred Ongoing Operating Losses and Cannot Assure We Will be Profitable in the Future. Continued Losses Could Limit Our Operations.

For the years ended December 31, 2005 and 2004, we incurred losses of $2,958,885, $3,217,249, respectively, and for the three months ended March 31, 2006, we incurred a loss of $2,164,774. We cannot assure that we will be profitable in the future and continued losses could cause us to limit our operations in order to preserve working capital.

We Are Generating Limited Revenue and Expect Future Losses, Which Could Cause Us to Limit Our Operations.

Our revenue for the year ended December 31, 2005 and the three months ended March 31, 2006 was $765,492 and $164,565, respectively. We are not currently generating significant revenue to reach profitability nor can there be any assurance that we will generate significant revenue in the foreseeable future and expect to continue to report losses in the near future. The losses could cause us to limit our operations in order to preserve working capital.

We May Face Liability for Information Content and Commerce-Related Activities, Which Could Reduce Our Net Worth and Working Capital and Increase Our Operating Losses.

Because materials may be downloaded by the services that we operate or facilitate and the materials may be subsequently distributed to others, we could face claims for errors, defamation, negligence or copyright or trademark infringement based on the nature and content of such materials, which could adversely affect our financial condition. Even to the extent that claims made against us do not result in liability, we may incur substantial costs in investigating and defending such claims.

Although we carry general liability insurance, our insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would reduce our net worth and working capital and increase our operating losses.

Regulations Imposed on the Operation of Our quepasa.com Web Site in Mexico Could be Costly and Time Consuming.

We are subject to regulations imposed by the government of Mexico in connection with the operation of our quepasa.com Web site from Sonora, Mexico. These regulations are expensive and time consuming with which to comply, and future regulations could be even more costly to us.

There Can be no Assurance that Our Information Retrieval Services Will Generate Revenue, the Absence of Which May Require Us to Limit Our Operations.

We have completed the core development of our information retrieval services but have not generated significant revenue to date from such services. Revenue from our information retrieval and management software technology is expected to result primarily from the number of end-user data retrieval requests processed by our software. Any future agreements with customers will not require them to direct end-users to our retrieval services. Accordingly, revenue from such services is highly dependent upon the willingness of customers to use the retrieval and related services we provide, the ability of our customers to attract end-users to their online services, the volume of end-user inquiries that are processed by our retrieval software, and the ability of customers to generate revenue from traffic through their Web site retrieval request pages. Our future customers, if any, may also use competing query and directory services to operate in combination with our services, which will reduce the number of queries available for us to service and may erode revenue growth opportunities. In order for us to generate revenue from our information retrieval and software business, we will need to attract customers, develop and deliver new retrieval services, products and features to future customers and establish strategic relationships with our customers. In the absence of doing so, we may be required to limit our operations.

Competition in the Operation of Our Web Site and in the Provision of Our Information Retrieval Services Could Cause Us to Reduce Our Prices or Increase Our Marketing Costs.

Our quepasa.com Web site competes with a number of other Spanish speaking Web sites, including Web sites offered by large multinational Internet companies such as Yahoo. Moreover, we compete with a number of companies that provide information retrieval services, most of which have operated retrieval services in the market for a longer period, are better known, have greater financial resources, have established marketing relationships with leading online services and advertisers and have secured greater presence in distribution channels. The level of competition could cause us to reduce our prices or increase our marketing costs, either of which would reduce our profitability or increase our losses.

The Provision of Internet Information Retrieval Services Subjects Us to Risks that Could Result in Cancellation of Customer Contracts or Interruptions of Services to Our Customers.

We are required to provide information retrieval services in accordance with certain specifications as to the functionality and performance of the information retrieval results, the size of the Internet database maintained, the frequency of refreshing the retrieval query database, reliability of the service and retrieval response speeds. Our failure to perform in accordance with these specifications could result in the cancellation of customer contracts. We expect we will be required to expand the capacity of our existing Tempe, Arizona data center or add additional data center space to adequately provide service. These activities require highly specialized personnel and involve many difficult installation, tuning and optimization tasks, and will require us to expend substantial financial and management resources. We could experience difficulties and delays in expanding and stabilizing the cluster of workstations in our existing data center. As a result, there can be no assurance that we will be able to expand our infrastructure to meet any increased customer demand on a timely basis. We house our data centers at hosting facilities operated by independent third parties who take certain precautions to protect our equipment against damage from fire, earthquakes, floods, power and telecommunications failures, sabotage, intentional acts of vandalism and similar events. Despite such precautions, the occurrence of a natural disaster, terrorist activities or other unanticipated problems at our current and future data centers could result in interruptions in the search services provided by us. Such interruptions could result in reductions in, or terminations of, service provided to our customers, which, in turn, would reduce our revenue.

If We are Unable to Protect Our Intellectual Property Rights, We May be Unable to Compete with Competitors Developing Similar Technologies.

Our success and ability to compete are often dependent upon internally developed software technology which we are developing in connection with the quepasa.com Web site and our search retrieval services. While we rely on copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology, making it more difficult for us to compete.

The Loss of the Services of Our Executive Officers and Senior Management Would Disrupt Our Operations and Interfere with Our Ability to Compete.

We depend upon the continued contributions of our executive officers and senior management. We have employment agreements with these individuals, but we do not carry key person life insurance on any of their lives, except Mr. Peterson’s. The loss of services of any of these individuals could disrupt our operations and interfere with our ability to compete with others.

If We Need and are Unable to Raise Additional Capital, We May be Unable to Maintain Our Operations.

We may need to raise additional funds in the future through debt or equity financing in order to remain in business or to expand our operations. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. There can be no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to maintain our operations.

Risks Related to the Offering

Shares of Our Common Stock Which are Eligible for Immediate Sale by Our Selling Stockholders May Decrease the Price of Our Common Stock.

We have 8,514,521 shares of common stock outstanding, all of which are free-trading or are saleable under Rule 144, except for the 1,699,388 shares of common stock which have been registered under this prospectus and are freely tradeable. All of such shares are subject to immediate sale by our stockholders. We are also registering 1,394,240 shares of common stock which may be resold publicly upon exercise of warrants. If the holders sell substantial amounts of our common stock, then the market price of our common stock could decrease.

Our Common Stock Price Could be Highly Volatile, Increasing the Market Risk Associated With Purchasing Our Common Stock.

Our common stock trades on the Electronic Bulletin Board upon which there is a greater chance of market price volatility compared to a national exchange or quotation system. This volatility may be caused by a variety of factors, including:

•	The lack of readily available price quotations;

•	The absence of consistent administrative supervision of “bid” and “ask” quotations;

•	Lower trading volume; and

•	Market conditions.

In a volatile market, you may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required to either sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned.

Because Our Common Stock May In the Future Be Classified as “Penny Stock,” Trading is Limited, and Our Stock Price Could Decline.

If our common stock falls under the definition of “penny stock,” trading in our common stock could be limited because broker-dealers are required to provide their customers with disclosure documents prior to allowing them to participate in transactions involving our common stock. These disclosure requirements are burdensome to broker-dealers and may discourage them from allowing their customers to participate in transactions involving our common stock.

“Penny stocks” are equity securities with a market price below $5.00 per share other than a security that is registered on a national exchange; included for quotation on the Nasdaq system; or whose issuer has net tangible assets of more than $2,000,000 and has been in continuous operation for greater than three years. Issuers who have been in operation for less than three years must have net tangible assets of at least $5,000,000.

Rules promulgated by the Securities and Exchange Commission under Section 15(g) of the Exchange Act require broker-dealers engaging in transactions in penny stocks, to first provide to their customers a series of disclosures and documents, including:

•	A standardized risk disclosure document identifying the risks inherent in investment in penny stocks;

•	All compensation received by the broker-dealer in connection with the transaction;

•	Current quotation prices and other relevant market data; and

•	Monthly account statements reflecting the fair market value of the securities. In addition, these rules require that a broker-dealer obtain financial and other information from a customer, determine that transactions in penny stocks are suitable for such customer and deliver a written statement to such customer setting forth the basis for this determination.

In addition, under the Exchange Act and its regulations, any person engaged in a distribution of shares of our common stock offered by this prospectus may not simultaneously engage in market making activities with respect to the common stock during the applicable “cooling off” periods prior to the commencement of this distribution.

Our Preferred Stock and Staggered Terms for Our Board of Directors Will Make a Third-Party Acquisition of Our Company More Difficult.

Our articles of incorporation authorize our board of directors to issue up to 5,000,000 shares of preferred stock having such rights as may be designated by our board of directors, without stockholder approval. We also have staggered terms assigned to our board members such that only approximately one-third of our directors are elected in any one year. The issuance of preferred stock, and the provisions for a staggered board of directors, could inhibit a change in our control by making it more difficult to acquire a majority of our voting stock or change our board of directors.

We Do Not Anticipate Paying Dividends on Our Common Stock.

We have not paid any cash dividends on our common stock since our inception and we do not anticipate paying cash dividends in the foreseeable future. Any dividends which we may pay in the future will be at the discretion of our board of directors and will depend on our future earnings, any applicable regulatory considerations, our financial requirements and other similarly unpredictable factors. For the foreseeable future, we anticipate that we will retain any earnings which we may generate from our operations to finance and develop our growth.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2006.

Long-term liabilities	$18,726
Common stock, $.001 par value, 50,000,000 shares authorized, 8,082,201 shares outstanding	$8,082
Preferred stock, no par value, 5,000,000 shares authorized, 0 shares issued and outstanding	$0
Additional paid-in-capital	$117,899,635
Accumulated deficit	$(116,652,907)
Foreign currency translation adjustment	$(11,413)
Total stockholders’ equity	$1,243,397
Total capitalization	$1,578,003

MARKET PRICE OF OUR COMMON STOCK

As of June 30, 2006, there were approximately 5,000 record holders of our common stock. Our common stock traded on the Nasdaq National Market under the symbol “PASA” from June 24, 1999 until January 18, 2001. Subsequently, our common stock traded first on the Electronic Bulletin Board and then on the Pink Sheets, also under the symbol “PASA.” On August 26, 2003, our common stock symbol was changed to the “QPSA,” and our common stock was again listed for trading on the Electronic Bulletin Board.

The following table sets forth the high and low closing prices of our common stock for the calendar years indicated below.

	Stock Price
	High	Low
2006
First Quarter	$4.25	$2.67

2005
First Quarter	$3.96	$1.94
Second Quarter	$2.25	$1.05
Third Quarter	$3.80	$2.05
Fourth Quarter	$3.90	$2.65

2004
First Quarter	$3.05	$1.00
Second Quarter	$2.65	$1.30
Third Quarter	$3.07	$0.95
Fourth Quarter	$4.57	$2.75

2003
First Quarter	$0.60	$0.20
Second Quarter	$0.60	$0.20
Third Quarter	$1.80	$0.65
Fourth Quarter	$1.85	$0.78

SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which follows, and our audited financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

Statement of Operations Data:

	Years Ended		Three Months Ended
	December 31, 2005	December 31, 2004	March 31, 2006	March 31, 2005
			(unaudited)	(unaudited)
Revenue	$765,492	$465,481	$164,565	$126,238
Net loss	$(2,958,885)	$(3,217,249)	$(2,164,774)	$(620,596)
Net loss per share	$(0.41)	$(0.70)	$(0.27)	$(0.09)
Weighted average number of shares of common stock outstanding	7,266,511	4,612,198	7,884,409	7,040,688

Balance Sheet Data:

	March 31, 2006	December 31, 2005
	(unaudited)
Total assets	$1,578,003	$1,712,357
Total liabilities	$334,606	$424,573 4
Working capital	$1,068,490	$1,108,197
Stockholders’ equity	$1,243,397	$1,287,784
Book value per share	$0.15	$0.16

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the years ended December 31, 2005 and 2004 should be read in conjunction with our consolidated financial statements, the notes related thereto, and the other financial data included elsewhere in this prospectus.

Company Overview

Quepasa Corporation operates a Spanish/English language Internet community with search engine technology targeting the U.S. Hispanic and Latin American markets. We are focused on providing users unique capabilities while providing advertisers with a high return on their investment. Our strategy currently includes the following initiatives to generate sales and profit growth:

•	Market Share Expansion – We seek to expand market share by investing in new equipment and technology.

•	New Business Model – We intend to concentrate on performance-based marketing activities to attract advertisers.

•	Focus on U.S. Hispanic Market – We believe we can use our brand to tap into the significant Hispanic consumer population.

Revenue is primarily generated from performance based search advertisements, Google AdSense and banner advertisements. We recognize revenue related to banner advertisements ratably over the contract period. Performance based search revenue is recognized in the period in which the “click-throughs” occur. ”Click-throughs” are defined as the number of times an internet user clicks on an advertisement or search result. Performance based revenue is recognized when there is evidence that the qualifying transactions have occurred. Google AdSense revenue is recognized in the period in which it is earned as reported by Google.

Customers generally make advance deposits, which are recorded as deferred revenue, for Performance based services which are recorded as revenue when an internet user clicks on a sponsored advertisement. Most advertisers utilize self-service tools to open and manage accounts online including tracking, price management and measurement features.

During 2005, we obtained gross proceeds of $1.1 million from the sale of equity financing agreements and the exercise of common stock warrants. During 2004, we obtained gross proceeds of $4.8 million from the combination of our equity financing agreements signed in January, August and November 2004 and funds received directly from accredited investors found apart from these financing agreements. We believe that our current cash balances, cash generated from our operations, and our financing activities are sufficient to finance our level of operations through the next twelve months.

On March 21, 2006, we signed a warrant purchase agreement with Rick Scott Investments, LLC whereby we issued three series of warrants; the Series 1 warrant consists of 1,000,000 shares of common stock at an exercise price of $2.87 and expire on September 21, 2006, the Series 2 warrant consists of 1,000,000 shares of common stock at an exercise price of $4.00 and the Series 3 warrant consists of 1,000,000 shares of common stock at an exercise price of $7.00. Both the Series 2 and Series 3 warrants expire on March 21, 2016.

On March 21, 2006, we granted Robert B. Stearns 180,000 options that vest monthly over 12 months and 420,000 options that vest monthly over 36 months at an exercise price of $3.50, the fair market value on March 21, 2006. We also issued 200,000 warrants valued at $100,592, as a part of our employment agreement with Robert B. Stearns whereby Mr. Stearns was appointed our Chairman and Chief Executive Officer. These warrants have an exercise price of $3.50 per share and expire on March 21, 2016.

Our operating expenses mainly consist of search services, sales and marketing, product and content development, general and administrative expenses, and depreciation and amortization.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions affect the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. We believe that our estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates under different future conditions.

Management believes that the estimates and assumptions that are most important to the portrayal of Quepasa’s financial condition and results of operations, in that they require management’s most difficult subjective or complex judgments, form the basis for the accounting policies deemed to be most critical to Quepasa. These critical accounting policies relate to revenue recognition including the ultimate collectibility of receivables, valuation and useful lives of long-lived assets, valuation of equity transactions such as the fair value assigned to common stock and warrants, and litigation. Revenue recognition resulting from sales of paid search advertising placement is discussed in Note 1 to our consolidated financial statements. We believe our estimates and assumptions related to these critical accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material adverse impact on future financial condition and results of operations.

Introduction to Results of Operations

Net Revenue

In late 2003, the new business model based on pay-for-performance began to generate revenue for us, and in all of 2004 and 2005 the majority of our revenue was generated under this model. Our ability to generate significant revenue in the future is contingent upon the completion and enhancements to our software, management infrastructure and the direct marketing of the product to potential customers. During 2004 and 2005, our revenue was primarily generated from three principal sources: revenue earned from “performance based” insertion of results from our directory and search engine based on proprietary technologies, revenue earned from the Google AdSense program and the sale of banner advertising on our web site.

Performance based Revenue. Performance-based revenue, or paid search results, is generated when an internet user searches for a keyword and clicks on an advertisers listing. Performance-based revenue is recognized in the period in which the “click-throughs” occur. ”Click-throughs” are defined as the number of times a user clicks on an advertisement or search result. Performance based revenue is recognized when there is evidence that the qualifying transactions have occurred at a set price.

Google AdSense Revenue. Google AdSense revenue is generated when a Quepasa user clicks on a Google advertiser through either the displayed advertisements associated with content or by utilizing the Google search feature. We recognizes revenue from Google AdSense in the period it is earned as reported by Google.

Banner Advertising Revenue. Banner revenue is generated when an advertiser purchases a banner placement within our Quepasa.com website. We recognize revenue related to banner advertisements ratably over the contract period.

Operating Expenses

Our principal operating expenses consist of:

•	search services expenses;

•	product and content development expenses;

•	sales and marketing expenses; and

•	general and administrative expenses.

•	depreciation and amortization.

Search Services Expenses. Our search services expenses consist of payments made to our affiliates and partners that have either integrated our performance based search services into their sites or provided traffic to our directory listings. There are generally two economic structures of the affiliate and partner agreements: fixed payments based on a minimum amount of traffic delivered and variable payments based on the amount of searches or paid clicks associated with affiliate or partner traffic. We expense search services costs under two methods; fixed payments are expensed pro-rata over the term of the agreement and agreements based on a percentage of revenue are expensed based on the underlying revenue multiplied by the agreed upon rate.

Product and Content Development Expenses. Product and content development expenses consist of personnel costs associated with the development, testing and upgrading of our website and systems, purchases of content and specific technology, particularly our search engine software, and telecommunications links access charges. We continued to consolidate the products and content we provide as we reduce our operating expenses and conserve cash.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of salaries and expenses of marketing and sales personnel, and other marketing-related expenses including our mass media-based branding and advertising.

General and Administrative Expenses. General and administrative expenses consist primarily of costs related to corporate personnel, occupancy costs, general operating costs and corporate professional fee expenses, such as legal and accounting fees. As we move forward with our new business model, we will be increasing certain general operating expenses and anticipate a decrease in certain expenses, specifically, professional fees related to costs associated with business advisory services and financial consulting services.

Depreciation and Amortization Expenses. Our depreciation and amortization expenses have consisted primarily of depreciaton related to our proprietary software and amortization of a bridge loan. As of December 31, 2004, substantially all of the depreciation related to the proprietary software has been expensed.

Other Income (Expense). Other income (expense) consists primarily of interest earned, net of interest expense. We have invested our cash in money market funds, corporate bonds and interest bearing checking and saving accounts, including cash and cash equivalents, which are subject to minimal credit and market risk. Interest income will increase over time as proceeds are received from the sale of common and / or preferred stock and the anticipated return to positive cash flow generation later in 2006.

Results of Operations

Comparison of the three months ended March 31, 2006 with the three months ended March 31, 2005

For the three months ended March 31, 2006 the net loss was $2.1 million compared to a net loss of $621 thousand for the three months ended March 31, 2005. The increased loss was attributable primarily to an increase in general and administrative expense and an increase in search services. These increases in expenses were partially offset by a decrease in sales and marketing expenses and depreciation and amortization expense.

Revenues

For the three months ended March 31, 2006, we generated revenues of $165 thousand compared to $126 thousand in revenue for the three months ended March 31, 2005. In order to generate significant revenue under our business model, we must continue to enhance the development and marketing of our targeted online community. For the three months ended March 31, 2006, our revenue was primarily generated from three principal sources: revenue earned from pay-for-performance search advertisements, Google AdSense and banner advertisements.

Pay-for-Performance Revenue. Pay-for-performance search advertisements are recognized in the period in which the “click-throughs” occur. ”Click-throughs” are defined as the number of times a user clicks on an advertisement or search result. Pay-for-performance revenue is recognized when there is evidence that the qualifying transactions have occurred. During the three months ended March 31, 2006 and 2005, pay-for-performance revenue accounted for 74% and 100% of total revenue, respectively.

Google AdSense. We recognizes revenue from Google AdSense in the period it is earned. During the three months ended March 31, 2006 and 2005, Google AdSense revenue accounted for 18% and 0% of total revenue, respectively.

Banner Advertising Revenue. We recognizes revenue related to banner advertisements ratably over the contract period. During the three months ended March 31, 2006 and 2005, banner advertising revenue accounted for 8% and 0% of total revenue, respectively. Payments received from advertisers prior to displaying their advertisements on our website are recorded as deferred revenue, as are all payments received from advertisers for performance based marketing initiatives.

Operating Expenses

Our principal operating expenses are, or have been: Search Services, Sales and Marketing, Product and Content Development, General and Administrative, and Depreciation and Amortization. Operating expenses for the three months ended March 31, 2006 were $2.3 million, an increase from $746 thousand for the three months ended March 31, 2005. The increased expenses are principally attributable to the increase in general and administrative expenses to $2.1 million for the three months ended March 31, 2006, from $485 thousand for the three months ended March 31, 2005, an increase in search services expenses to $118 thousand for the three months ended March 31, 2006, from $105 thousand for the three months ended March 31, 2005, and a increase in product and content development expenses to $42 thousand for the three months ended March 31, 2006, from $41 thousand for the three months ended March 31, 2005. These increases were offset by the decrease in sales and marketing expenses to $24 thousand for the three months ended March 31, 2006, from $89 thousand for the three months ended March 31, 2005 and the decrease in depreciation and amortization expenses to $22 thousand for the three months ended March 31, 2006, from $25 thousand for the three months ended March 31, 2005.

Search Services Expenses. Our search services expenses increased to $118 thousand in the three months ended March 31, 2006, from $105 thousand in the three months ended March 31, 2005. This increase is attributable to an increase in our search partner expenses.

Sales and Marketing Expenses. Our Sales and marketing expense decreased to $24 thousand in the three months ended March 31, 2006, from $89 thousand for the three months ended March 31, 2005. These changes are mainly attributable to restructuring within our sales and marketing workforce.

Product and Content Development Expenses. Our product and content development expenses increased to $42 thousand in the three months ended March 31, 2006, from $41 thousand in the three months ended March 31, 2005. This increase is attributable to changes in our development staff. Quepasa.com de Mexico provides significantly all of our design, translation services, and website management and development services for us.

General and Administrative Expenses. Our general and administrative expenses increased to $2.1 million in the three months ended March 31, 2006, from $485 thousand in the three months ended March 31, 2005. This increase is principally attributable to the increases in executive acquisition costs to $1.5 million for the three months ended March 31, 2006, from $0 for the three months ended March 31, 2005, the increase in stock-based compensation to $224 thousand for the three months ended March 31, 2006, from $0 for the three months ended March 31, 2005, the increase of dues and subscriptions to $29 thousand for the three months ended March 31, 2006, from $8 thousand for the three months ended March 31, 2005. These increases were partially offset by the decrease in postage and printing expense to ($3) thousand for the three months ended March 31, 2006, from $18 thousand for the three months ended March 31, 2005, the decrease in advertising expense to $26 for the three months ended March 31, 2006, from $38 thousand for the three months ended March 31, 2005, the decrease in travel and entertainment expense to $4 thousand for the three months ended March 31, 2006, from $19 thousand for the three months ended March 31, 2005 and the decrease in professional fees expense to $88 thousand for the three months ended March 31, 2006, from $100 thousand for the three months ended March 31, 2005.

Depreciation and Amortization Expense. Our depreciation and amortization expense decreased to $22 thousand in the three months ended March 31, 2006 from $25 thousand for the three months ended March 31, 2005. This decrease is associated with the fixed assets that have become fully depreciated.

Other Income (Expense). Other income (expense), which primarily consists of interest income offset by interest expense, was $8 thousand in the three months ended March 31, 2006, an increase from one thousand in the three months ended March 31, 2005. This increase is attributable to income on our cash deposits in interest bearing accounts.

2005 Compared to 2004

Our results of operations for the years ended December 31, 2005 and 2004 were characterized by expenses that significantly exceeded revenues during the periods. We reported a net loss of $2,958,885 for the year ended December 31, 2005, compared to a net loss of $3,217,249 for the year ended December 31, 2004. During the year ended December 31, 2005, we focused on enhancing our new business model. As a result of generating more revenue during the year ended 2005, we incurred increased costs associated with that revenue. At December 31, 2005, there were 45 employees. During 2004, we focused on building on the new business model including the management of our Quepasa.com website by our Mexican subsidiary, Quepasa.com de Mexico, and the advancement of our Internet information search and retrieval software.

Net Revenue

Performance based Revenue. Performance based search advertisements are recognized in the period in which the “click-throughs” occur. ”Click-throughs” are defined as the number of times a user clicks on an advertisement or search result. Performance based revenue is recognized when there is evidence that the qualifying transactions have occurred. During the years ended December 31, 2005 and 2004, performance based revenue accounted for 85% and 95% of total revenue, respectively.

Google AdSense. We recognize revenue from Google AdSense in the period it is earned. For the years ended December 31, 2005 and 2004, Google AdSense revenue accounted for approximately 11% and 0% of total revenue, respectively. Google AdSense revenue is recognized in the period in which it is earned based on reporting by Google.

Banner Advertising Revenue. We recognize revenue related to banner advertisements ratably over the contract period. For years ended December 31, 2005 and 2004, banner advertising revenue accounted for approximately 4% and 5% of total revenue, respectively. Payments received from advertisers prior to displaying their advertisements on our website are recorded as deferred revenue, as are all payments received from advertisers for performance based marketing initiatives.

We generated $765,492 of revenue in 2005, an increase of $300,011 or 64% from the $465,481 in revenue generated in 2004. In order to generate significant revenue under the new model, we must continue to enhance the development and marketing of our search and retrieval software. In 2005, our revenue was primarily generated from paid search results. An increase in our advertiser base was the primary factor in our increase in revenue.

Operating Expenses

Search Services Expenses. Our search services expenses increased to $526 thousand during the year ended December 31, 2005, from $330 thousand in during year ended December 31, 2004. These changes are attributable to an increase in our expenses related to online distribution agreements, and correspond to the increases in revenue for the applicable periods.

Sales and Marketing Expenses. Our Sales and marketing expense decreased to $257 thousand during the year ended December 31, 2005 from $427 thousand for year ended December 31, 2004. These changes are mainly attributable to a decrease in our sales and marketing workforce.

Product and Content Development Expenses. Our product and content development expenses increased to $160 thousand during the year ended December 31, 2005 from $158 thousand during the year ended December 31, 2004. This increase is attributable to changes in our technology and development staff. Quepasa.com de Mexico provides significantly all of our design, translation services, and website management and development services for us.

General and Administrative Expenses. Our general and administrative expenses increased to $2.7 million during the year ended December 31, 2005 from $2.3 million during the year ended December 31, 2004. This increase is mainly attributable to the increase in advertising expense to $178 thousand for the year ended December 31, 2005, from $22 thousand, for the year ended December 31, 2004, the increase in general and administrative salaries to $822 thousand for the year ended December 31, 2005, from $685 thousand, for the year ended December 31, 2004 and the increase in office rent expense to $184 thousand for the year ended December 31, 2005, from $147 thousand, for the year ended December 31, 2004. Additionally, all payroll related taxes are recorded as general and administrative expense.

Depreciation and Amortization Expense. Our depreciation and amortization expense decreased to $107 thousand during the year ended December 31, 2005 from $370 thousand during the year ended December 31, 2004. This decrease is attributable to the decrease in depreciation associated with our proprietary software which was fully depreciated at December 31, 2004.

Other Income (Expense). Other income (expense) which primarily consists of interest income offset by interest expense. Other income (expense) for the year ended December 31, 2005 was $6 thousand for the year ended December 31, 2005 and ($71) thousand for the year ended December 31, 2004. The decreased expense is mainly attributable to what ultimately amounted to $64 thousand in amortization of discount on bridge loans and $12 thousand in accrued interest on the bridge loans.

Liquidity and Capital Resources

We have substantial capital resource requirements relative to our revenue generation, but limited sources of liquidity and capital resources. We have generated significant net losses and negative cash flows from our inception and anticipate that we will experience continued net losses and negative cash flows for the next few quarters.

At March 31, 2006, we had $1.3 million in cash and cash equivalents compared to $1.4 million at December 31, 2005.

Net cash used in operating activities was $525 thousand for the three months ended March 31, 2006 as compared to $857 thousand for the three months ended March 31, 2005. For the three months ended March 31, 2006, net cash used by operations consisted of a net loss of $2.2 million offset by non-cash expenses of $22 thousand in depreciation and amortization, $1.5 million in executive acquisition costs and $224 thousand in stock based compensation. Net cash used by operations for the three months ended March 31, 2005 consisted of a net loss of $621 thousand offset by non-cash expenses of $25 thousand in depreciation and amortization.

Net cash used in investing activities was $12 thousand for the three months ended March 31, 2006 as compared to net cash used by investing activities of $25 thousand for the three months ended March 31, 2005. The primary use of cash was for investments in capital equipment.

Net cash provided by financing activities was $435 thousand for the three months ended March 31, 2006 as compared to $433 thousand for the three months ended March 31, 2005. In the three months ended March 31, 2006, we received $437 thousand from the issuance of common stock. In the three months ended March 31, 2005, we received $435 thousand, net of commissions, from the issuance of common stock.

We believe that our cash on hand, proceeds from the issuance of common stock, and revenues generated from the completed information retrieval and management software products, will be sufficient to meet our working capital and capital expenditure needs through 2006. We recently entered into an equity financing agreement with an investment group headed by Richard L. Scott Investments, LLC. Under the terms of the agreement, Richard L. Scott Investments, LLC acquired three series of warrants. Each warrant is exercisable for 1,000,000 shares of our common stock. The series 1 warrant has an exercise price of $2.87 and must be exercised by September 21, 2006.

Impact of Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision of Statement of Financial Accounting Standards No. 123, “Share-Based Payment” (“SFAS123R”). This statement revises FASB Statement No. 123, “Accounting for Stock-Based Compensation” and requires companies to recognize the cost of employee stock options and other awards of stock-based compensation based on the fair value of the award as of the grant date. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. This statement supersedes Accounting Principles Board (“APB”) Opinion No. 25, which allowed companies to compute compensation cost for each employee stock option granted as the amount by which the quoted market price of the common stock on the date of grant exceeds the amount the employee must pay to acquire the stock. We currently account for our stock option and stock-based compensation plans using the intrinsic-value method under APB Opinion No. 25. SFAS123R is effective as of the beginning of the first interim or annual period that begins after June 15, 2005. As of December 31, 2005, all of the outstanding options were fully vested and will not have an affect on future periods. For a discussion of the pro forma effect on our earnings for the two-year period ended December 31, 2005, had compensation cost for our stock-based compensation plans been recognized based on fair values as of the dates of grant, see “Stock-Based Compensation” in Note 1 of Notes to the Consolidated Financial Statements.

In December 2004 the Financial Accounting Standards Board (“FASB”) issued SFAS No. 153 “Exchange of Nonmonetary Assets – An Amendment of APB Opinion No. 29.” SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. Our adoption of SFAS No. 153 is not expected to have a material impact on our financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by us in the first quarter of fiscal 2006. We do not believe adoption of SFAS No. 154 will have a material effect on our financial position, cash flows or results of operations.

System Issues

We depend on the delivery of information over the Internet, a medium that depends on information contained primarily in electronic format, in databases and computer systems maintained by third parties and us. A disruption of third-party systems or our systems interacting with these third party systems could prevent us from delivering services in a timely manner, which could have a material adverse affect our business and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Market risk generally represents the risk that losses may occur in the values of financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices.

Interest Rate Risk—From time to time we temporarily invest our excess cash and restricted cash in interest-bearing securities issued by high-quality issuers. Our management monitors risk exposure to monies invested in securities in its financial institutions. Due to the short time the investments are outstanding and their general liquidity, these instruments are classified as cash equivalents in the consolidated balance sheet and do not represent a material interest rate risk to us. As of December 31, 2005 and March 31, 2006, a 10 basis point change in interest rates would have an immaterial effect to our consolidated financial statements.

BUSINESS

Introduction

Our quepasa.com bilingual Web site and online community provide users with information and content centered on the Spanish language and offer performance based marketing capabilities in addition to traditional portal services including e-mail and news in Spanish and English. The quepasa.com Web site is operated and managed by our wholly-owned Sonora, Mexico-based subsidiary, Quepasa.com de Mexico, S.A. de C.V.

Performance Based Marketing

Although businesses have many online advertising options, we believe that only limited opportunities are available to effectively reach the rapidly growing Hispanic online population. We believe that the traditional advertising agency approach to Hispanic marketing is too slow and costly to effectively reach this population in light of rapidly evolving online marketing trends. We believe we are among the first technology companies to develop, deploy and promote cost effective, performance based online marketing solutions for the Spanish language market.

Our performance-based advertising services are provided to online advertisers, including pay-per-click and banner placement services. Through our pay-per-click services, advertisers place campaigns within our directory in categories that are relevant to their product or service, which are then marketed to our consumers. In many instances, our staff proactively manages the translation of these advertising campaigns from English to Spanish, as well as the intricacies and ongoing maintenance of the bilingual campaigns. We believe we are the only search engine marketer to currently provide bilingulal search, directory and campaign management solutions with a specific focus on the Hispanic internet user.

We deliver search results from our own proprietary technology, as well as the aggregation of results from leading search engines on a contractual basis. We offer search services through our own Web site, as well as through the Web sites of distribution partners. The majority of our revenue growth in 2004 has been generated through the addition of such new partnerships.

Additionally, we continually evaluate opportunities to evolve existing technologies and business models, and we regularly review possible acquisitions and strategic relationships.

quepasa.com Web site

We have invested over $50 million in the development and promotion of the quepasa.com Web site, including (i) retaining the services of Gloria Estefan for the year 2000 to be our Web site and corporate spokeswoman, and (ii) developing and maintaining marketing relationships through the year 2000 with two major computer manufacturers. Partly as a result of our promotion, in 2000 the quepasa.com Web site was one of the most recognized online brand names to the Hispanic population. We have reactivated the Web site, after temporarily shutting it down in 2001 and 2002, because we continue to believe in the power of the Quepasa brand and the relevance of the statistical information set forth below.

Hispanic population growth and concentration.

According to the U.S. Census Bureau and published sources, the Hispanic population:

•	Was estimated to be 39.9 million or 13.7% of the total U.S. population in 2003, an increase of approximately 78% from 22.4 million or 9% of the total U.S. population in 1990.

•	The U. S. Hispanic population is expected to grow to 102.6 million or 24% of the total U.S. population by 2050. This increase of 62.7 million between 2000 and 2050 represents a projected percentage increase of 157%.

•	Is relatively young, with almost 86% of U.S. Hispanics under 49, compared to less than 74% of non-Hispanics, and with a median age of 26, compared to 33 for the rest of the population.

We believe the relative youth of the Hispanic population will furnish growth opportunities for products and services that appeal to a younger market, such as that found on the Internet. In addition, 70% of all U.S. Hispanics live in 12 metropolitan areas, which makes U.S. Hispanics an attractive demographic group for advertisers, enabling them to deliver messages cost effectively to a highly targeted audience.

Hispanics on the Internet

Hispanics (according to eMarketer) represented 7.6 percent of all U.S. Internet users in 2004, totaling over 13.3 million Hispanic Internet users in the United States. The United States is the fifth largest Spanish-speaking country in the world.

Nearly half of all Hispanic adults access the Internet on a regular basis, according to The Media Audit, a report which tracks national surveys. Also, 51 percent of Hispanics who consult the Internet frequently report household income of $50,000 or more, compared to only 44.9 percent who are users who report household income of $50,000 or more.

Increasing Hispanic purchasing power.

Total U.S. Hispanic purchasing power:

•	Hispanic purchasing power has surged to nearly $700 billion and is projected to reach as much as $1 trillion by 2010, according to estimates by HispanTelligence(R), based on analysis of U.S. Bureau of Economic Analysis figures.

•	HispanTelligence(R) estimates current Hispanic purchasing power is 8.5% of total U.S. purchasing power, but will reach 11% by 2010, when taking into account factors such as the narrowing Hispanic vs. overall U.S. income gap and the increase in the number of Hispanic households with earned income.

Continuing use of the Spanish-language by U.S. Hispanics.

According to published sources, approximately 90% of U.S. Hispanic adults speak Spanish at home. Moreover, U.S. Hispanics are expected to continue to speak Spanish because:

•	Approximately two-thirds of U.S. Hispanic adults were born outside the U.S.;

•	Hispanic immigration into the U.S. is continuing;

•	Hispanics generally seek to preserve their cultural identity; and

•	Population concentration encourages communication in Spanish.

Increasing adaptation of performance-based advertising and search marketing

•	Record advertising revenue. Online advertising sales totaled $2.7 billion in the fourth quarter of 2004, the highest revenue quarter reported to date, according to the Interactive Advertising Bureau (“IAB”) and PricewaterhouseCoopers. That was an increase of 24% over the fourth quarter of 2003. The Internet Ad Revenue Report also estimates that revenue for the full-year 2004 totaled just under $9.6 billion – a 32% increase over full-year 2003 ($7.3 billion).

•	Growth of performance-based advertising and search marketing. U.S. Bancorp Piper Jafray estimates that the global market for performance-based advertising and search marketing, such as pay-per click listings and paid inclusion, will grow at a compounded annual growth rate of 38% from approximately $1.4 billion in 2002 to approximately $7 billion in 2007.

•	Large number of small businesses operating online. According to International Data Corporation (IDC), by the end of 2007, 77% of the 8.5 million small businesses in the United States (defined as firms with under 100 employees that are not based at home) will have Web sites, compared to 62% of the 8 million small businesses in 2003.

•	Growth of electronic commerce. Forrester Research forecasts that electronic commerce activity in the United States, fueled by a steady stream of new online shoppers and new product category sales, will grow at a compounded annual growth rate of 19% over the next five years to nearly $230 billion in 2008 (representing 10% of total retail sales in the United States).

The Quepasa.com Community

Our strategy has been to establish our Quepasa.com Web site as a bilingual (Spanish/English) Internet portal and online community, offering our content and search solutions to Hispanic Internet users primarily in the U.S. In November 1998, we launched the Quepasa.com Web site which allowed individuals to quickly access content and features which appeal to Hispanic Internet users. Although our content is directed toward Spanish-speaking users, to better serve the U.S. Hispanic population, Quepasa.com is also offered in English.

Retrieval Capacity and Performance Based Marketing Capabilities

We offer performance based marketing capabilities that consist of internet and categorized directory search. By offering performance based marketing capabilities, we believe we can attract advertisers who desire to sell their product or service to the U.S. Hispanic internet user. Using performance based marketing software which we have developed, when queried, our search engine will display a selection of Web sites related to that query. Our advertisers will be able to determine where in our search results their Web site link will appear for any given query through our proprietary ranking algorithms.

In order to generate significant revenue, we must continue to evolve our information retrieval and management software infrastructure and then direct our marketing to customers who provide information retrieval capabilities to their end-users.

Competition

The market for Internet products, services, advertising and commerce is intensely competitive, and we expect that competition will continue to intensify. We believe that the principal competitive factors in these markets are name recognition, distribution arrangements, functionality, performance, ease of use, the number of value-added services and features, and quality of support. Our primary competitors for the Quepasa.com Web site are other companies providing portal and online community services, especially to the Spanish-language Internet users, such as Yahoo!Español, America Online Latin America and Terra.com.

In addition, a number of companies offering Internet products and services, including our direct competitors, recently began integrating multiple features within the products and services they offer to users. Integration of Internet products and services is occurring through development of competing products and through acquisitions of, or entering into joint ventures and/or licensing arrangements involving other, Internet companies and our competitors.

Many large media companies have developed or are developing Internet navigation services to become “gateway” sites for Web users. As these companies develop such portal or community sites, we could lose a substantial portion of our user traffic. Further, entities that sponsor or maintain high-traffic Web sites or that provide an initial point of entry for Internet viewers, such as the Regional Bell Operating Companies or Internet service providers, such as Microsoft and America Online, currently offer and can be expected to consider further development, acquisition or licensing of Internet search and navigation functions. These functions may be competitive with those that we offer.

Most of our existing competitors, as well as new competitors such as Spanish-language media companies, other portals, communities and Internet industry consolidators, have significantly greater financial, technical and marketing resources than we do. Many of our competitors offer Internet products and services that are superior to ours and achieve greater market acceptance. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse affect on our business.

Employees

As of December 31, 2005, we employed approximately 31 individuals in Sonora, Mexico and 14 individuals, including our executive officers, in the U.S. No employees are represented by a labor union and we have not experienced any work stoppages since our inception in June 1997.

Properties

We lease 5,727 square feet of office space at our corporate headquarters at 7550 E. Redfield Road, Suite A, Scottsdale, AZ 85260, under a three-year lease which expires May 2009, for $9,164 per month. We also lease 3,200 square feet of office space in Sonora, Mexico, from which we operate our Quepasa.com Web site, under a two-year lease which expires September 2006, for $3,425 per month. We locate the servers necessary to provide our search and retrieval services at the Limelight Networks facility in Tempe, Arizona, which is a third tier Data Center. We believe that our facilities are adequate for our current needs and that additional suitable space is available if required.

Legal Proceedings

On March 14 2005, Craig Behar, filed case no. CV2005-004439 against Quepasa Corporation, et. al., in the Maricopa County Superior Court at Phoenix, AZ. The civil action was brought in connection with a claim by the Plaintiff for damages associated with an alleged employment agreement. The action seeks damages under various causes of action, in amounts up to $418,700.

We have reviewed the claims with its counsel, finds the claims to be wholly without merit, and intends to vigorously defend them. Moreover, management believes that the amount claimed has been grossly overstated, in an attempt to induce us to settle the action rather than litigate it.

We are not aware of any additional pending legal proceedings against it that, individually or in the aggregate, would have a material adverse effect on our business, operating results or financial condition. We may in the future be party to litigation arising in the course of its business, including claims that we allegedly infringe third-party trademarks and other intellectual property rights. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

MANAGEMENT

Directors and Executive Officers

Name	Age	Position	Officer or Director Since
Robert B. Stearns	54	Chief Executive Officer and Chairman of the Board of Directors	2006

Jeffrey S. Peterson	33	Chief Technical Officer and Director	From 1997 to 1999 and since 2002

Charles B. Mathews	43	Chief Financial Officer and Chief Operating Officer	2004

Marco Delgado	29	Director	2004

Mr. Peterson is a Class A director, Mr. Stearns is Class B director and Mr. Delgado is a Class C director. Class A directors serve for terms of three years, the Class B director will serve for an initial term of two years and thereafter, Class B directors will be elected for terms of three years, and the Class C director will serve for an initial term of one year and thereafter, Class C directors will be elected for terms of three years. Our officers are elected by, and serve at the discretion of, the Board of Directors. Our full Board of Directors acts as our Audit Committee.

Robert B. Stearns has been our Chairman and Chief Executive Officer since March 2006. From January 2002 to March 2006, Mr. Stearns was President of Progo Communications, LLC., a communications company that provided presentations and business development tools to enterprises. From May 2000 to January 2002, Mr. Stearns served as President and Chief Operating Officer of Vascular Genetics, Inc., a development company for gene therapy related to heart conditions. From July 1998 to October 1999, Mr. Stearns served as Executive Vice President and Chief Financial Officer of Pacificare Health Systems, Inc. a leading health insurance provider.

Mr. Stearns has held senior leadership positions in large corporate and small entrepreneurial enterprises. Other notable positions include: Managing Director of Investment Banking at Lehman Brothers, Inc., Head of Investment Banking at UBS Securities, Inc., Chief Financial Officer of The Dial Corporation, Chief Financial Officer of Columbia/HCA Corp., Chief Financial Officer of PacifiCare, Inc., President of Quantum Esthetic Surgery, Inc., and President of Vascular Genetics, Inc. Mr. Stearns graduated from Phillips Academy (Andover)(Diploma, 1970), Harvard University (AB cum laude, 1974), University of Chicago Graduate School of Business (MBA, 1977), and DePaul University College of Law (JD, 1979).

Jeffrey S. Peterson was our Chairman from April 2002 to March 2006 and Chief Executive Officer from April 2002 to March 2005 and from July 2005 to March 2006. From June 1999 to June 2001, Mr. Peterson managed his personal investments. Mr. Peterson founded us and was our Chairman and Chief Executive Officer from May 1998 to June 1999 when he was appointed Chief Technology Officer. He was also our Chief Technology Officer from July 1997 until May 1998 and our President in June 1999. From January 1997 to June 1997, Mr. Peterson served as co-owner of NetCentury, an Internet design firm he founded. Mr. Peterson is an experienced Modula, Java and C++ programmer, who has been involved in the programming and operations of computers and digital communications for over 20 years. He has developed software applications for operating systems and digital platforms, beginning with Cp/M based systems in the early 1980s to Unix (Sun Solaris, BSD, Linux, Irix) and Windows NT. Mr. Peterson is bilingual in English and Spanish. Mr. Peterson currently serves on the board of directors of several privately-held technology related companies in both the United States and Latin America and serves as a technology consultant to the government of Mexico. In July 2003, Mr. Peterson was appointed by Arizona Governor Janet Napolitano to the Board of Directors of the Arizona – Mexico Commission.

Charles B. Mathews was appointed our interim Chief Financial Officer in March 2004 and our Chief Operating Officer and Chief Financial Officer in June 2004. From 2000 until he joined us, he was the managing member of Mathews & Mann, LLC, an accounting and business consulting firm in Phoenix, Arizona. From 1995 to 2000, Mr. Mathews served as Controller of a subsidiary of Consolidated Graphics. Mr. Mathews, a CPA, earned his B.A. in business administration from Alaska Pacific University and an M.B.A. from Arizona State University.

Marco Delgado has been a Content Editor for Quepasa.com de Mexico, S.A. de C.V., our wholly-owned subsidiary which operates in Sonora, Mexico since September 2002. From June 2001 to September 2002, he was Chief Editor for Editorial Adcebra, a publisher of business magazines in Mexico City. From April 2000 to June 2001, he was a content editor for Microsoft Latinamerica in Monterrey, Nuevo Leon, Mexico. Mr. Delgado received his Bachelor’s degree from the Instituto Tecnologico in Monterrey, Nuevo Leon, Mexico.

Executive Compensation

Effective July 1, 2005 through December 31, 2005, Mr. Peterson earned an accrued salary of $50,000 and was granted 500,000 stock options under our stock option plan. In 2004, Mr. Peterson received a cash salary of $120,000.

On March 21, 2006, the Company entered into a 3 year employment agreement with Robert B. Stearns whereby Mr. Stearns was appointed Chairman of the Board of Directors and Chief Executive Officer of the Company. As a part of this agreement, Mr. Stearns was granted 180,000 options that vest monthly over 12 months and 420,000 options that vest monthly over 36 months at an exercise price of $3.50, the fair market value on March 21, 2006 exercisable until                 . In addition Mr. Stearns was issued 200,000 warrants to purchase common stock at an exercise price of $3.50. These warrants expire on March 21, 2016.

On March 21, 2006, the Company entered into a 3 year employment agreement with Jeffrey Peterson, the Company’s founder and former Chief Executive Officer whereby Mr. Peterson was appointed Chief Technical Officer. As a part of this agreement, the Company will pay Mr. Peterson $250,000 upon termination of this employment agreement by us for any reason.

The following table provides certain summary information concerning the compensation earned by our chief executive officer, president and chief financial officer for services rendered in all capacities to us and our subsidiary for the fiscal years ended December 31, 2005, and 2004.

	Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options	All Other Compensation
Jeffery S. Peterson	2005	$50,000	$0	$0	500,000	$0
Chairman of the Board	2004	$120,000	$0	$441	0	$0

Fernando Ascencio	2005	$82,500	$1,000	$0	0	$0
CEO and President	2004	$70,000	$0	$0	35,000	$0

Charles B. Mathews	2005	$86,667	$17,464	$0	250,000	$0
Chief Financial Officer and Chief Operating Officer	2004	$63,333	$0	$0	50,000	$0

John T. Kurtzweil	2004	$0	$0	$26,000	20,000	$0
Interim Chief Financial Officer

Option Grants Table

We granted 750,000 stock options to our executive officers and directors during the year ended December 31, 2005 comprised of 500,000 options to Jeffery Peterson, our Chief Executive Officer and, 250,000 options to Charles B. Mathews, our Chief Financial Officer.

Aggregated Options in Last Fiscal Year

and Fiscal Year-End Option Values

The following table provides information with respect to option exercises in the year ended December 31, 2005 by the named officers and the value of their unexercised options at fiscal year end. No stock appreciation rights were held or exercised by the named officers as of the end of the fiscal year.

Name	Shares Acquired on Exercise(1)	Realized	Number of Unexercised Options at Year-end		Value of Unexercised In-the-Money Options at Year-end($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jeffrey S. Peterson	0	0	1,401,875	0	0	0
Fernando Ascencio	0	0	72,500	0	0	0
Charles B. Mathews	0	0	300,000	0	0	0

(1)	No options were exercised during 2005 by our executive officers.

Director Compensation

Our non-employee directors may receive compensation for their services as directors and reimbursed for out-of-pocket expenses incurred in attending Board meetings and have been granted stock options. During 2005, Jeffrey Peterson received $13,500 in director compensation.

Stock Option Plan

In October 1998 our stockholders adopted our 1998 Stock Option Plan, which provides for the grant to employees, officers, directors and consultants of options to purchase up to an aggregate of 6,000,000 shares of common stock, consisting of both “incentive stock options” within the meaning of Section 422A of the United States Internal Revenue Code of 1986 (the “Code”) and “non-qualified” options. Incentive stock options are issuable only to employees, while non-qualified options may be issued to non-employee directors, consultants and others, as well as to employees.

The Plan is administered by our board of directors, which determines those individuals who are to receive options, the time period during which the options may be partially or fully exercised, the number of shares of common stock that may be purchased under each option, and the option price.

The per share exercise price of the common stock subject to an incentive stock option or non-qualified option may not be less than the fair market value of the common stock on the date the option is granted. The per share exercise price of the common stock subject to a non-qualified option will be established by the board of directors. The aggregate fair market value, determined as of the date the option is granted, of the common stock that any employee may purchase in any calendar year pursuant to the exercise of incentive stock options may not exceed $1,000,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option to him, more than 10% of the total combined voting power of all classes of our stock is eligible to receive any incentive stock options under the Plan unless the option price is at least 110% of the fair market value of the common stock subject to the option, determined on the date of grant. Non-qualified options are not subject to this limitation.

No incentive stock option may be transferred by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option will be exercisable only by him or her. In the event of termination of employment other than by death or disability, the optionee has three months after such termination during which he or she can exercise the option. Upon termination of employment of an optionee by reason of death or permanent total disability, his or her option remains exercisable for one year thereafter to the extent it was exercisable on the date of such termination. No similar limitation applies to non-qualified options.

Options under the Plan must be granted within ten years from the effective date as amended of the Plan. The incentive stock options granted under the Plan cannot be exercised more than ten years from the date of grant except that incentive stock options issued to 10% or greater stock- holders are limited to five year terms. All options granted under the Plan will provide for the payment of the exercise price in cash or by delivery to us of shares of common stock already owned by the optionee having a fair market value equal to the exercise price of the options being exercised, or by a combination of such methods of payment. Therefore, an optionee may be able to tender shares of common stock to purchase additional shares of common stock and may theoretically exercise all of his stock options with no additional investment other than his original shares.

Any unexercised options that expire or that terminate upon an optionee ceasing to be an officer, director or an employee become available once again for issuance.

Liability and Indemnification of Officers and Directors

Our Articles of Incorporation provide that our directors will not be liable for monetary damages for breach of their fiduciary duty as directors, other than the liability of a director for:

•	A breach of the director’s duty of loyalty to our company or our stockholders;

•	Acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Willful or negligent declaration of an unlawful dividend, stock purchase or redemption; or

•	Transactions from which the director derived an improper personal benefit.

Our Articles of Incorporation require us to indemnify all persons whom we may indemnify pursuant to Nevada law to the full extent permitted by Nevada law.

In addition, our bylaws require us to indemnify our officers and directors and other persons against expenses, judgments, fines and amounts incurred or paid in settlement in connection with civil or criminal claims, actions, suits or proceedings against such persons by reason of serving or having served as officers, directors, or in other capacities, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, in a criminal action or proceeding, if he had no reasonable cause to believe that his/her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to our best interests or that he or she had reasonable cause to believe his or her conduct was unlawful. Indemnification as provided in our bylaws shall be made only as authorized in a specific case and upon a determination that the person met the applicable standards of conduct. Insofar as the limitation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such limitation or indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore, unenforceable.

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS, DIRECTORS AND

BENEFICIAL OWNERS OF GREATER THAN 5% OF OUR COMMON STOCK

The following table sets forth information with respect to the beneficial ownership of our common stock including common stock issuable upon exercise of stock options issuable within 60 days from the date hereof, by:

•	Each holder of more than 5% of our common stock;

•	Each of our directors; and

•	All of our directors and executive officers as a group.

Except as noted, each stockholder’s address is in care of our company at 7550 E. Redfield Road, Suite A, Scottsdale, Arizona 85260.

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock (and stock options exercisable within 60 days) by (i) each person who is known by us to own of record or beneficially more than 5% of our Common Stock, (ii) each of our directors and (iii) all directors and officers as a group. The persons listed in the table have sole voting and investment powers with respect to the shares of Common Stock.

Name and Address	Amount of Ownership	Percent of Class
Robert B. Stearns	253,334	3.1%
Jeffrey S. Peterson	2,109,235	25.8%
Charles B. Mathews	300,000	3.7%
Marco Delgado	5,000.1%
Richard L. Scott	1,500,000	18.4%
F. Stephan Allen	1,500,000	18.4%
Kevin Dieball	421,876	5.2%
Penfield Partners 153 East 53rd Street New York, NY 10022 (1)	512,000	6.3%
Fredric W. Levin	474,675	5.8%
All officers and directors as a group (5 persons)	2,694,235	35.4%

*	Less than 1%
(1)	William D. Witter, Inc., is the Managing Partner of Penfield Partners

SELLING STOCKHOLDERS

The following tables set forth the names of selling stockholders who are offering common stock and the names of selling stockholders who are offering common stock upon exercise of warrants, together with the number of shares of our common stock beneficially owned by the selling stockholders as of the date hereof. Each selling stockholder is offering all shares owned by him or her.

The following shares may be offered from time to time by the selling stockholders named below who are not obligated to sell any of their shares of common stock. Since the selling stockholders may sell all or part of the shares of common stock offered in this prospectus, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of this offering.

None of the selling stockholders are officers, directors or 10% or greater stockholders of our company. One selling stockholder, Penfield Partners, owns 7.8% of our outstanding common stock and is offering 196,000 shares and shares underlying warrants, which represent a sale of 2.7% of our outstanding shares. All of the selling stockholders are accredited investors and received common stock warrants along with the common stock purchased in connection with our September 2004 and December 2004 private placements. In the September 2004 private placement we issued one warrant for each two shares purchased and in the December 2004 private placement we issued .2 warrants for each share purchased. The address of each selling stockholder is in care of our company at 7550 E. Redfield Road, Suite A, Scottsdale, Arizona 85260.

Common Stock

Name of Beneficial Owner	Shares Owned Prior to Offering	Shares Being Offered	Shares Owned After Offering	Percent Owned After Offering
Alan & Janee Loewenstein JTWROS	5,250	5,250	0	*
Barbara J. Gattermeir Rev. Trust	16,800	16,800	0	*
Bettingen, Grant	29,400	18,900	10,500	*
Challure Holdings	33,600	33,600	0	*
Chang, Vincent	16,800	16,800	0	*
Cohen, Arthur	225,000	225,000	0	*
Corcoran, James & Marnie	10,500	10,500	0	*
Dieball, Kevin	10,000	10,000	0	*
English, Clifford	21,000	21,000	0	*
Friedman, Douglas	15,000	15,000	0	*
Friedman, Rodd	171,500	151,500	20,000	*

Name of Beneficial Owner	Shares Owned Prior to Offering	Shares Being Offered	Shares Owned After Offering	Percent Owned After Offering
Friedman, Steve	25,000	25,000	0	*
Global Capital Partners	16,800	16,800	0	*
Group V	42,000	42,000	0	*
Gurian, Philip	33,600	33,600	0	*
Gurley, Henry	41,800	36,800	5,000	*
J. Peter Gattermeir Rev. Trust	16,800	16,800	0	*
Joel & Doreen Bennett JTTEN	10,500	10,500	0	*
Karim, Abdul & Gulbanu JTTEE	8,400	8,400	0	*
Kwik, Derek Tsan	50,000	50,000	0	*
Lane, Stephan	2,100	2,100	0	*
Laplant, Gary	21,000	21,000	0	*
Left, Andrea	100,800	100,800	0	*
Levine, Robert	10,500	10,500	0	*
Lichtenstein, Eric	15,000	15,000	0	*
Meszaros, Robert	21,440	13,440	8,000	*
Morano, Christopher	21,000	21,000	0	*
Morrison, Roger	21,000	21,000	0	*
Newbridge Securities	73,008	73,008	0	*
Paulson Investment Co.	105,000	105,000	0	*
Penfield Partners, LP	518,500	136,500	382,000	5.4%
Penfield Partners Offshore, Ltd.	10,500	10,500	0	*
Port, Jason	16,800	16,800	0	*
Randy & Cathy Bugna JTTEN	31,500	21,000	10,500	*
Riggs Partners, LLC	168,000	168,000	0	*
Rosen, Bruce	40,000	40,000	0	*
Schwartz, Alan	13,440	13,440	0	*
Stern Family Trust	10,500	10,500	0	*

Name of Beneficial Owner	Shares Owned Prior to Offering	Shares Being Offered	Shares Owned After Offering	Percent Owned After Offering
Talkot Capital, LLC	50,400	50,400	0	*
Taube, Darrin	15,000	15,000	0	*
Tenebruso, Ralph	15,250	10,250	5,000	*
Weber, Scott	10,500	10,500	0	*
Wolfe, Alvin	10,000	10,000	0	*
Wolfe, John	10,000	10,000	0	*
Yadgir, James	51,000	21,000	30,000	*
Yocca, Nicholas	8,400	8,400	0	*
TOTAL	2,170,388	1,699,388	471,000	6.6%

*	Less than 1%

Common Stock Purchase Warrants

Name of Beneficial Owner	Shares Owned Prior to Offer	Shares Being Offered	Shares Owned After Offering	Percent Owned After Offering
Alan & Janee Loewenstein JTWROS	2,000	2,000	0	*
Barbara J. Gattermeir Rev. Trust	6,400	6,400	0	*
Bettingen, Grant	7,200	7,200	0	*
Challure Holdings	12,800	12,800	0	*
Chang, Vincent	6,400	6,400	0	*
Cohen, Arthur	112,500	112,500	0	*
Corcoran, James & Marnie	4,000	4,000	0	*
English, Clifford	8,000	8,000	0	*
Friedman, Douglas	7,500	7,500	0	*
Friedman, Rodd	72,000	72,000	0	*
Friedman, Steve	12,500	12,500	0	*
Global Capital Partners	6,400	6,400	0	*
Grant Bettingen, Inc. (1)	413,000	413,000	0	*
Group V	16,000	16,000	0	*
Gurian, Philip	12,800	12,800	0	*
Gurley, Henry	16,400	16,400	0	*

Name of Beneficial Owner	Shares Owned Prior to Offer	Shares Being Offered	Shares Owned After Offering	Percent Owned After Offering
J. Peter Gattermeir Rev. Trust	6,400	6,400	0	*
Joel & Doreen Bennett JTTEN	4,000	4,000	0	*
Karim, Abdul & Gulbanu JTTEE	3,200	3,200	0	*
Lane, Stephan	800	800	0	*
Laplant, Gary	8,000	8,000	0	*
Left, Andrea	38,400	38,400	0	*
Levine, Robert	4,000	4,000	0	*
Lichtenstein, Eric	7,500	7,500	0	*
Meszaros, Robert	5,120	5,120	0	*
Morano, Christopher	8,000	8,000	0	*
Morrison, Roger	8,000	8,000	0	*
Newbridge Securities Corporation	125,000	125,000	0	*
Paulson Investment Co.	40,000	40,000	0	*
Penfield Partners, LP	52,000	52,000	0	*
Penfield Partners Offshore, Ltd.	4,000	4,000	0	*
Pierce, Mitchell	100,000	100,000	0	*
Port, Jason	6,400	6,400	0	*
Pring, Bradley T.	100,000	100,000	0	*
Randy & Cathy Bugna JTTEN	8,000	8,000	0	*
Riggs Partners, LLC	64,000	64,000	0	*
Rosen, Bruce	20,000	20,000	0	*
Schwartz, Alan	5,120	5,120	0	*
Stern Family Trust	4,000	4,000	0	*
Talkot Capital, LLC	19,200	19,200	0	*
Taube, Darrin	7,500	7,500	0	*
Tenebruso, Ralph	4,500	4,500	0	*
Weber, Scott	4,000	4,000	0	*
Wolfe, Alvin	5,000	5,000	0	*
Wolfe, John	5,000	5,000	0	*
Yadgir, James	8,000	8,000	0	*
Yocca, Nicholas	3,200	3,200	0	*
	1,394,240	1,394,240

*	Less than 1%
(1)	338,000 issued to Grant Bettingen, Inc., a broker-dealer, as compensation in connection with our September 2004 and December 2004 private placements
(2)	75,000 previously registered and are being re-registered as a part of this prospectus

Information Regarding the Selling Stockholders

The shares of our common stock which the selling stockholders are offering for resale will be sold from time to time in one or more of the following transactions:

•	Block transactions;

•	Transactions on the Bulletin Board or on such other market on which our common stock may trade from time to time;

•	Privately negotiated transactions;

•	Through the writing of options on the shares;

•	Short sales; or

•	Any combination of these transactions

The sale price to the public in these transactions may be:

•	The market price prevailing at the time of sale;

•	A price related to the prevailing market price;

•	Negotiated prices; or

•	Such other price as the selling stockholders determine from time to time.

In the event that we permit or cause this prospectus to lapse, the selling stockholders may sell shares of our common stock pursuant to Rule 144 under the Securities Act of 1933. The selling stockholders will have the sole and absolute discretion not to accept any purchase offer or make any sale of these shares of our common stock if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders or their pledges, donees, transferees or other successors in interest, may also sell these shares of our common stock directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of these shares of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both. As to a particular broker-dealer, this compensation might be in excess of customary commissions. Market makers and block purchasers purchasing these shares of our common stock will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of our common stock in block transactions to market makers or other purchasers at a price per share which may be below the prevailing market price of our common stock. There can be no assurance that all or any of these shares of our common stock offered hereby will be issued to, or sold by, the selling stockholders. Upon effecting the sale of any of these shares of our common stock offered under this prospectus, the selling stockholders and any brokers, dealers or agents, hereby, will be deemed to be “underwriters” as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

Alternatively, the selling stockholders may sell all or any part of the shares of our common stock offered hereby through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into an agreement or agreements with an underwriter, then the relevant details will be set forth in a supplement or revision to this prospectus.

The selling stockholders and any other persons participating in the sale or distribution of these shares of our common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of these shares of our common stock by, the selling stockholders. Furthermore, pursuant to Regulation M, a person engaged in a distribution of our securities is prohibited from bidding for, purchasing, or attempting to induce any person to bid for or purchase our securities for a period beginning five business days prior to the date of this prospectus until such person is no longer a selling stockholder. These regulations may affect the marketability of these shares of our common stock.

We will pay substantially all of the expenses incident to the registration and offering of our common stock, other than commissions or discounts of underwriters, broker-dealers or agents.

RELATED PARTY AND OTHER MATERIAL TRANSACTIONS

On October 30, 2002, we acquired all of the issued and outstanding common stock of Vayala Corporation initially for 500,000 shares of our common stock. We also agreed to issue up to 1,100,000 additional shares and stock options to purchase an additional 3,250,000 shares exercisable at $.002 per share based upon certain performance criteria to be met by Vayala. We issued a total of 500,000 shares and 750,000 stock options under the agreement, and no further securities are issuable under the agreement. Vayala was an affiliated company when we acquired it by virtue of the fact that Mr. Peterson and two of our then directors were our directors and were principal stockholders and executive officers and directors of Vayala at that time.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue 50,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, no par value per share.

Common Stock

As of the date hereof, there were 8,514,521 shares of common stock outstanding. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. There is no right to cumulate votes in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the board of directors out of funds legally available therefor subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our board of directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. We have no preferred stock outstanding.

Common Stock Purchase Warrants

In connection with our September 2004 and December 2004 private placements, we issued an aggregate of 4,194,240 warrants to a group of accredited investors whose names and warrant amounts are listed above under “Selling Stockholders – Common Stock Purchase Warrants.” A total of 250,000 warrants exercisable at $2.00 per share were issued in the September 2004 private placement and 406,240 warrants exercisable at $4.50 per share were issued in the December 2004 private placement. The remaining 338,000 warrants were issued to Grant Bettingen, Inc., a broker-dealer, in connection with its assistance with the private placements. The exercise prices of these warrants are as follows: 10,000 warrants at $2.00 per share; 50,000 warrants at $2.60 per share; and 278,000 warrants at $4.50 per share.

Dividends

We do not intend to pay dividends on our common stock in the foreseeable future.

Transfer Agent

Corporate Stock Transfer, Inc., Denver, Colorado, is our transfer agent.

SHARES ELIGIBLE FOR FUTURE SALE

We have a total of 8,514,521 shares outstanding, comprised of 6,825,133 shares which are free trading or may currently be sold under Rule 144 and 1,689,388 shares of common stock which are being registered by this prospectus and will be free trading. We are also registering 1,394,240 shares of common stock underlying warrants which will be free trading upon exercise of the warrants.

In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, including a person who may be deemed our affiliate, is entitled to sell within any three- month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock; or

•	The average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 under the Securities Act that were purchased from us, or any affiliate, at least two years previously, is entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Future sales of restricted common stock under Rule 144 or otherwise or of the shares which we are registering under this prospectus could negatively impact the market price of our common stock. We are unable to estimate the number of shares that may be sold in the future by our existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock by existing stockholders could adversely affect prevailing market prices.

EXPERTS

Our financial statements included in this prospectus as of and for the years ended December 31, 2004 and 2005, have been included in reliance on the reports of Ehrhardt Keefe Steiner & Hottman, PC, independent registered public accounting firm, given on the authority of this firm as experts in accounting and auditing.

Ehrhardt Keefe Steiner & Hottman, PC has not audited any unaudited interim financial information and has not expressed an opinion or any other form of assurance with respect to any such financial information.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by the Law Office of Gary A. Agron, Greenwood Village, Colorado.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form SB-2 under the Securities Act of 1933 with respect to our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to our Company and our common stock offered hereby, reference is made to the registration statement and the exhibits filed as part of the registration statement. We are required to file periodic reports with the Securities and Exchange Commission, including quarterly reports, annual reports which include our audited financial statements and proxy statements. The registration statement, including exhibits thereto, and all of our periodic reports may be inspected without charge at the Securities and Exchange Commission’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549, after payment of fees prescribed by the Securities and Exchange Commission. You may obtain additional information regarding the operation of the Public Reference Section by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address: http://www.sec.gov.

QUEPASA CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2006	December 31, 2005
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,333,995	$1,441,889
Accounts receivable - trade	32,716	52,185
Accounts receivable - other	3,629	740
Prepaid expenses	14,030	16,465

Total current assets	1,384,370	1,511,279

NON-CURRENT ASSETS:
Property and equipment - net	162,736	172,397
Deposits	30,897	28,681

Total noncurrent assets	193,633	201,078

Total assets	$1,578,003	$1,712,357

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$94,246	$90,407
Accrued and other current liabilities	25,829	97,515
Deferred revenue	187,690	207,863
Current portion of long-term debt	8,115	7,297

Total current liabilities	315,880	403,082
LONG-TERM DEBT- net of current portion	18,726	21,491

Total liabilities	334,606	424,573

STOCKHOLDERS’ EQUITY:
Common stock, $.001 par value; authorized 50,000,000 shares; issued and outstanding 8,082,021 shares (March 31, 2006) and 7,832,021 (December 31, 2005)	8,082	7,832
Additional paid-in capital	117,899,635	115,773,796
Accumulated deficit	(116,652,907)	(114,488,133)
Foreign currency translation adjustment	(11,413)	(5,711)

Total stockholders’ equity	1,243,397	1,287,784

Total liabilities and stockholders’ equity	$1,578,003	$1,712,357

See notes to unaudited condensed consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended March 31,
	2006	2005
REVENUES	$164,565	$126,238

OPERATING COSTS AND EXPENSES:
Search services expenses	118,152	104,971
Sales and marketing expenses	24,232	88,996
Product and content development expenses	41,809	41,380
General and administrative	2,131,377	485,858
Depreciation and amortization	21,549	24,823

	2,337,119	746,028

LOSS FROM OPERATIONS	(2,172,554)	(619,790)

OTHER INCOME (EXPENSE):
Interest income and other	8,245	4
Interest expense	(465)	(802)

TOTAL OTHER INCOME (EXPENSE)	7,780	(798)

NET LOSS	$(2,164,774)	$(620,588)

Preferred stock dividends	—	(8)

Net loss attributable to common stockholders	$(2,164,774)	$(620,596)

NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$(0.27)	$(0.09)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING BASIC AND DILUTED	7,884,409	7,040,688

NET LOSS	$(2,164,774)	$(620,588)
Foreign currency translation adjustment	(5,702)	(2,149)

COMPREHENSIVE LOSS	$(2,170,476)	$(622,737)

See notes to unaudited condensed consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARY

Condensed Consolidated Statement of Changes in Stockholders’ Equity

For the Three Months Ended March 31, 2006

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Foreign Currency Translation Adjustment	Total Stockholders' Equity
	Shares	Amount
Balance—December 31, 2005	7,832,021	7,832	115,773,796	(114,488,133)	(5,711)	1,287,784
Issuance of stock options for compensation	—	—	123,598	—	—	123,598
Issuance of warrants for compensation	—	—	100,592	—	—	100,592
Issuance of warrants for executive acquisition	—	—	1,464,899	—	—	1,464,899
Exercise of common stock options	40,000	40	16,960	—	—	17,000
Exercise of common stock warrants	210,000	210	419,790	—	—	420,000
Foreign currency translation adjustment	—	—	—	—	(5,702)	(5,702)
Net loss	—	—	—	(2,164,774)	—	(2,164,774)

Balance—March 31, 2006	8,082,021	$8,082	$117,899,635	$(116,652,907)	$(11,413)	$1,243,397

See notes to unaudited condensed consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2006	2005
OPERATING ACTIVITIES:
Net loss	$(2,164,774)	$(620,588)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	21,549	24,823
Issuance of common stock warrants for executive acquisition	1,464,899	—
Issuance of common stock options and warrants for compensation	224,190	—
Bad debt expense	5,625	—
Change in assets and liabilities:
Receivables	10,955	(9,438)
Prepaid expenses and other assets	219	14,223
Accounts payable and other current liabilities	(67,847)	(308,164)
Deferred revenue	(20,173)	42,502

Net cash used in operating activities	(525,357)	(856,642)

INVESTING ACTIVITIES:
Purchase of property and equipment	(11,888)	(25,094)

Net cash used in investing activities	(11,888)	(25,094)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock	437,000	435,000
Payments on notes payable	(1,947)	(2,423)

Net cash provided by financing activities	435,053	432,577

Foreign currency translation adjustment	(5,702)	(2,149)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(107,894)	(451,308)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,441,889	3,069,571

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,333,995	$2,618,263

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$465	$802
Cash paid for income taxes	—	—

(continued)

(Continued from the previous page)

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:

During the three months ended March 31, 2006, the Company had the following transactions:

•	The Company granted 30,000 fully vested common stock options valued at $90,400 for compensation.

•	The Company granted 30,000 common stock options for compensation, of which 15,000 valued at $10,459, vested as of March 31, 2006.

•	The Company granted 90,000 common stock options for compensation, of which 30,000 valued at $22,739 vested as of March 31, 2006.

•	The Company issued 200,000 common stock warrants valued at $100,592 for compensation.

•	The Company issued 3,000,000 common stock warrants valued at $1,464,899 for executive acquisition.

During the three months ended March 31, 2005, the Company had the following transactions:

•	The Company issued 40,045 shares of common stock valued at $49,255 for preferred stock dividends.

•	Certain stockholders converted 930 preferred shares valued at $93,000 for 75,610 common shares.

See notes to unaudited condensed consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARY

Notes to Unaudited Condensed Consolidated Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

Founded in 1997, Quepasa is a leading online community targeting the U.S. Hispanic and certain Latin American markets. The Company’s online network is designed to provide multiple topics of high importance to Hispanic users. The Company seeks to enhance its online experience through offerings of highly interactive content and community applications. The Quepasa.com web site is operated and managed by the Company’s majority owned Mexico-based subsidiary, Quepasa.com de Mexico SA de CV. Because the language preference of many U.S. Hispanics is English, the Company offers users the ability to access its information and services in a fully bilingual format.

Concentrations of Credit Risk and Significant Customers

The Company extends credit on a non-collateralized basis primarily to companies who are located in the United States. The Company performs periodic credit evaluations of its customer’s financial condition as part of its decision to provide credit terms. The Company estimates the level of accounts receivable which will ultimately not be paid and historically has not experienced significant credit losses.

Other financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revised Statement of Financial Accounting Standard (“SFAS”) No. 123, “Share-Based Payment.” The Company adopted SFAS No. 123(R) and related guidance on January 1, 2006. See Note 4 to the condensed consolidated financial statements for disclosure of the Company’s employee stock-based compensation and the effect of the adoption of SFAS No. 123(R).

Revenue Recognition

The Company recognizes revenue on arrangements in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 “Revenue Recognition,” and Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility of the resulting receivable is reasonably assured. Revenue is primarily generated from pay-for-performance search advertisements, Google AdSense and banner advertisements.

Pay-for-Performance Revenue. Pay-for-performance search advertisements are recognized in the period in which the “click-throughs” occur. “Click-throughs” are defined as the number of times a user clicks on an advertisement or search result. Pay-for-performance revenue is recognized when there is evidence that the qualifying transactions have occurred. During the three months ended March 31, 2006 and 2005, pay-for-performance revenue accounted for 74% and 100% of total revenue, respectively.

Google AdSense. The Company recognizes revenue from Google AdSense in the period it is earned as reported by Google. During the three months ended March 31, 2006 and 2005, Google AdSense revenue accounted for 18% and 0% of total revenue, respectively.

Banner Advertising Revenue. The Company recognizes revenue related to banner advertisements ratably over the contract period. During the three months ended March 31, 2006 and 2005, banner advertising revenue accounted for 8% and 0% of total revenue, respectively. Payments received from advertisers prior to displaying their advertisements on the Company’s website are recorded as deferred revenue, as are all payments received from advertisers for performance based marketing initiatives.

Customers generally make advance deposits, which are recorded as deferred revenue, for pay-for-performance services and which are in turn recorded as revenue when an internet user clicks on a sponsored advertisement. Most advertisers utilize self-service tools to open and manage accounts online including tracking, price management and measurement features.

Note 2 – Basis of Presentation

The Company’s accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for financial information and pursuant to rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for a complete financial statement presentation. In the Company’s opinion, such unaudited information reflects all adjustments, consisting only of normal recurring adjustments, necessary to present the financial position and results of operations for the periods presented. The Company’s results of operations for interim periods are not necessarily indicative of the results to be expected for a full fiscal year. The Company’s condensed consolidated balance sheet as of December 31, 2005 was derived from its audited consolidated financial statements as of that date but does not include all the information and footnotes required by accounting principles generally accepted in the United States of America. The Company suggests that these unaudited condensed consolidated financial statements be read in conjunction with the audited consolidated financial statements included in its Annual Report on Form 10-KSB as of and for the year ended December 31, 2005, plus other SEC filings made by the Company from time to time.

Note 3 – Liquidity

The Company has incurred net losses from operations since inception and has an accumulated deficit of approximately $117 million through March 31, 2006. There is no assurance that the Company will earn profits in the future.

In order to generate significant revenue in the future, the Company must continue to enhance and make more robust its information retrieval and successfully direct marketing to potential advertising customers. The Company intends to price the retrieval and information technology services competitively against other retrieval companies.

On March 21, 2006, the Company entered into a warrant purchase agreement with an investment group to acquire three series of warrants. Each warrant is exercisable for 1,000,000 shares of common stock. The first warrant has an exercise price of $2.87 and can be exercised at any time within 180 days. The second and third warrants are not exercisable unless the first warrant is exercised in full. The second warrant has an exercise price of $4.00 per share and can be exercised any time prior to March 21, 2016. The third warrant has an exercise price of $7.00 per share and can be exercised any time prior to March 12, 2016.

The Company expects to continue to incur substantial costs, particularly general and administrative costs during 2006. The Company believes that its current cash balances, cash generated from its operations, and its financing activities are sufficient to finance its business objective through the next few quarters.

Note 4 – Stockholders’ Equity

Common Stock Transactions

In January 2006, the Company issued 30,000 shares of common stock for cash of $16,000 upon exercise of certain stock options.

In January 2006, the Company issued 10,000 shares of common stock for cash of $20,000 upon exercise of certain warrants.

In March 2006, the Company issued 10,000 shares of common stock for cash of $1,000 upon exercise of certain stock options.

In March 2006, the Company issued 200,000 shares of common stock for cash of $400,000 upon exercise of certain warrants.

Subsequent to March 31, 2006, the Company issued 20,500 shares of common stock for cash of $17,000 upon exercise of stock options.

Warrants

In January 2006, the Company received $20,000 related to the exercise of 10,000 warrants in exchange for 10,000 new warrants. The new warrants are for the purchase of common stock and are exercisable by the holders at $4.00 per share through November 22, 2008.

On March 21, 2006, the Company entered into a warrant purchase agreement with an investment group in which the investment group acquired three series of warrants. Each warrant is exercisable for 1,000,000 shares of Quepasa Common Stock. The first warrant has an exercise price of $2.87 and can be exercised at any time within 180 days. The second warrant has an exercise price of $4.00 per share and can be exercised any time prior to March 21, 2016. The third warrant has an exercise price of $7.00 per share and can be exercised any time prior to March, 2016.

On March 21, 2006, the Company issued 200,000 warrants valued at $100,592, as a part of the Robert B. Stearns employment agreement whereby Mr. Stearns was appointed Chairman of the Board of Directors and Chief Executive Officer of the Company. These warrants have an exercise price of $3.50 and expire on March 21, 2016.

Stock-based compensation

In December 2004, the Financial Accounting Standards Board issued a revised Statement of Financial Accounting Standard (“SFAS”) No. 123, “Share-Based Payment.” SFAS 123(R) eliminates the intrinsic value method as an alternative method of accounting for stock-based awards under Accounting Principles Board (“APB”) No. 25 by requiring that all share-based payments to employees, including grants of stock options for all outstanding years, be recognized in the financial statements based on their fair values. It also revises the fair-value based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarifies the guidance under SFAS No. 123 related to measurement of fair value, classifying an award as equity or as a liability and attributing compensation to reporting periods.

The Company has a stock-based compensation plan, which is fully described in Note 1 to the Audited Consolidated Financial Statements included in the Company’s annual report on Form 10-KSB for the year ended December 31, 2005. The Company adopted SFAS No. 123(R) and related guidance on January 1, 2006, using the modified prospective transition method. Under this transition method, compensation cost will be recognized based on the requirements of SFAS No. 123(R) for all share-based awards granted subsequent to January 1, 2006 and based on the original provisions of SFAS No. 123 for all awards granted prior to January 1, 2006, but not vested as of this date. Results for prior periods will not be restated. The total number of shares authorized for awards of options and restricted stock units is 6 million at March 31, 2006.

For the three months ended March 31, 2006, stock-based compensation amounted to $224,190, comprised of warrants valued at $100,592 and stock options valued at $123,598.

Stock Options

During the three months ended March 31, 2006, the Company granted 750,000 stock options with a aggregate compensation cost of $1,037,926. The Company issued 420,000 stock options that vest monthly over 36 months with a fair value of $727,023, 180,000 stock options that vest monthly over 12 months with a fair value of $131,368, 120,000 stock options that vest at various rates over the next 4 months with a fair value of $89,135 and 30,000 stock options that vest immediately with a fair value of $90,400.

The following describes how certain assumptions affecting the estimated fair value of options are determined. The dividend yield is computed as the annualized dividend rate at the date of grant divided by the strike price of the equity instrument; expected volatility is based on an average of the market implied volatility and historical volatility for the expected life; the risk-free interest rate is based on U.S. Treasury securities with maturities equal to the expected life of the option; and a five percent forfeiture rate is assumed. The Company uses historical data in order to estimate exercise, termination and holding period behavior for valuation purposes.

Stock-based compensation expense recognized from the grant of options under SFAS No. 123(R) was $124 thousand during the three months ended March 31, 2006. There was no stock-based compensation during the three months ended March 31, 2005. As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s net loss for the three months ended March 31, 2006 was $17 thousand higher than it would have been if the Company had continued to account for share-based compensation using the intrinsic method of accounting.

A summary of option activity as of April 1, 2006, and changes during the period then ended is as follows:

Options	Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Weighted- Average Remaining Contractual Term (years)
Outstanding at January 1, 2006	2,441,375	$1.62
Granted	750,000	3.24
Exercised	(40,000)	0.43
Forfeited or expired	(25,000)	1.50

Outstanding fully vested options at March 31, 2006	3,126,375	$2.00	$6,252,450	5.8 years

Exercisable at March 31, 2006	2,451,375	$1.64	$4,028,700	4.5 years

The weighted average vesting period used for 2006 is 0.36 years. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used to value the grants for the three month periods ended March 31, 2006 were: 0% dividend yield; 27% volatility; 4.5% risk free interest rate; and 7 year expected life. During the three month periods ended March 31, 2006 the weighted average fair value of stock options granted was $11.55.

The total intrinsic value of stock options exercised during the three months ended March 31, 2006 was $116,600. Intrinsic value represents the difference between the Company’s stock price at the time the option was exercised and the exercise price, multiplied by the number of options exercised.

	Options	Weighted Average Fair Value
Non-vested options at December 31, 2005	—	—
Granted	720,000	1.38
Vested	(45,000)	0.74

Non-vested options at March 31, 2006	675,000	1.42

As of March 31, 2006, the Company had $958 thousand of unrecognized compensation costs related to non-vested stock option awards that is expected to be recognized over a weighted average period of 18 months. Proceeds received from option exercises in the first quarter of 2006 were $17 thousand, and no tax benefits were realized from these stock option exercises. At March 31, 2006, there were 2,808,625 shares remaining available for grant awards under the Company Plan.

Pro Forma Disclosures of Share-Based Payments

During the three months ended March 31, 2005, the Company applied the intrinsic value method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123, Share-Based Payments Revised. There would be no effect on net loss and basic and diluted loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the stock option plan for the three month period ended March 31, 2005, as no options vested or were granted during that period.

The fair value of stock options granted during the three months ended March 31, 2006 was estimated using the Black-Scholes option-pricing model with the following assumptions:

For the 3 Months Ended March 31, 2006
Approximate risk free rate	4.5%
Average expected life	18 months
Dividend yield	0%
Estimated per share weighted average fair value of total options granted	$1.38

Note 5 – Commitments and Contingencies

Litigation

On March 14, 2005, Mr. Craig Behar, filed case no. CV2005-004439 against Quepasa Corporation, et. al., in the Maricopa County Superior Court at Phoenix, AZ. The civil action was brought in connection with a claim by the Plaintiff for damages associated with an alleged employment agreement. The action seeks damages under various causes of action, in amounts up to $418,700.

The Company has reviewed the claims with its counsel, finds the claims to be wholly without merit, and intends to vigorously defend them. Moreover, management believes that the amount claimed has been grossly overstated, in an attempt to induce the company to settle the action rather than litigate it.

The Company is not aware of any additional pending legal proceedings against it that, individually or in the aggregate, would have a material adverse effect on its business, operating results or financial condition. The Company may in the future be party to litigation arising in the course of its business, including claims that the Company allegedly infringes third-party trademarks and other intellectual property rights. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Commitments

In May 2006, the Company signed an office lease for a period of three years through May 2009. The new office lease calls for a monthly rental of $9,068 during the term of the lease.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Quepasa Corporation and Subsidiaries

Phoenix, Arizona

We have audited the accompanying consolidated balance sheet of Quepasa Corporation and Subsidiaries as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2005 and 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quepasa Corporation and Subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman PC

March 22, 2006

Denver, Colorado

QUEPASA CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

December 31, 2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,441,889
Accounts receivable - trade	52,185
Accounts receivable - other	740
Prepaid expenses	16,465

Total current assets	1,511,279

NON-CURRENT ASSETS:
Property and equipment - net	172,397
Deposits	28,681

Total noncurrent assets	201,078

Total assets	$1,712,357

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$90,407
Accrued and other current liabilities	97,515
Deferred revenue	207,863
Current portion of long-term debt	7,297

Total current liabilities	403,082

LONG-TERM DEBT- net of current portion	21,491

Total liabilities	424,573

COMMITMENTS AND CONTINGENCIES (Note 5)

STOCKHOLDERS’ EQUITY:
Common stock, $.001 par value; authorized 50,000,000 shares; 7,832,021 shares issued and outstanding	7,832
Additional paid-in capital	115,773,796
Accumulated deficit	(114,488,133)
Foreign currency translation adjustment	(5,711)

Total stockholders’ equity	1,287,784

Total liabilities and stockholders’ equity	$1,712,357

See notes to consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2005	2004
REVENUES	$765,492	$465,481

OPERATING COSTS AND EXPENSES:
Search services expenses	526,336	330,278
Sales and marketing expenses	256,530	426,601
Product and content development expenses	160,169	157,625
General and administrative	2,680,607	2,327,146
Depreciation and amortization	106,269	370,497

	3,729,911	3,612,147

LOSS FROM OPERATIONS	(2,964,419)	(3,146,666)

OTHER INCOME (EXPENSE):
Interest income and other	7,921	7,430
Interest expense	(2,387)	(78,013)

TOTAL OTHER INCOME (EXPENSE)	5,534	(70,583)

NET LOSS	(2,958,885)	(3,217,249)
Preferred stock dividends	(13,383)	(64,160)
Deemed preferred stock dividend	—	(1,897,700)

Net loss attributable to common stockholders	$(2,972,268)	$(5,179,109)

NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$(0.41)	$(0.70)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING BASIC AND DILUTED	7,266,511	4,612,198

NET LOSS	$(2,958,885)	$(3,217,249)
Foreign currency translation adjustment	4,306	5,379

COMPREHENSIVE LOSS	$(2,954,579)	$(3,211,870)

See notes to consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARY

Consolidated Statement of Changes in Stockholders’ Equity

For the Years Ended December 31, 2005 and 2004

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Foreign Currency Translation Adjustment	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance—December 31, 2003	—	$—	3,606,602	$3,607	$106,775,092	$(106,336,756)	$(15,396)	$426,547
Deemed preferred stock dividend	—	—	—	—	1,897,700	(1,897,700)	—	—
Issuance of common stock for cash, net of offering costs of $1,396,938	—	—	2,262,831	2,263	2,938,949	—	—	2,941,212
Issuance of common stock for services	—	—	115,000	115	216,769	—	—	216,884
Issuance of preferred stock for cash, net of offering costs of $82,875	7,373	564,625	—	—	—	—	—	564,625
Issuance of preferred stock as payoff of bridge loan, net of offering cost of $32,500	2,500	217,500	—	—	—	—	—	217,500
Issuance of warrants for services	—	—	—	—	1,159,611	—	—	1,159,611
Issuance of additional common shares for extension of offering	—	—	33,975	34	44,134	—	—	44,168
Issuance of common stock in connection with bridge loan	—	—	25,000	25	63,975	—	—	64,000
Issuance of common stock for preferred dividends	—	—	12,138	12	14,901	(14,913)	—	—
Accrued dividends to preferred stockholders	—	—	—	—	—	(49,247)	—	(49,247)
Exchange of common for preferred	10,002	999,730	(768,225)	(768)	(998,962)	—	—	—
Conversion of preferred to common	(16,538)	(1,564,000)	1,344,552	1,344	1,562,656	—	—	—
Issuance of stock options for compensation	—	—	—	—	26,000	—	—	26,000
Exercise of common stock options	—	—	219,522	220	155,769	—	—	155,989
Foreign currency translation adjustment	—	—	—	—	—	—	5,379	5,379
Net loss	—	—	—	—	—	(3,217,249)	—	(3,217,249)

Balance—December 31, 2004	3,337	$217,855	6,851,395	$6,852	$113,856,594	$(111,515,865)	$(10,017)	$2,555,419
Issuance of stock options for services	—	—	—	—	247,447	—	—	247,447
Issuance of common stock for cash, net of offering costs of $65,000	—	—	293,333	293	634,706	—	—	634,999
Issuance of common stock for preferred dividends	—	—	50,919	51	62,579	(13,383)	—	49,247
Issuance of additional common shares for extension of offering	—	—	50,780	51	114,712	—	—	114,763
Issuance of common stock for services	—	—	25,000	25	51,225	—	—	51,250
Issuance of common stock related to settlement of lawsuit	—	—	39,295	39	98,199	—	—	98,238
Conversion of preferred to common	(3,337)	(217,855)	271,299	271	217,584	—	—	—
Exercise of common stock options	—	—	15,000	15	20,985	—	—	21,000
Exercise of common stock warrants	—	—	235,000	235	469,765	—	—	470,000
Foreign currency translation adjustment	—	—	—	—	—	—	4,306	4,306
Net loss	—	—	—	—	—	(2,958,885)	—	(2,958,885)

Balance—December 31, 2005	—	$—	7,832,021	$7,832	$115,773,796	$(114,488,133)	$(5,711)	$1,287,784

See notes to unaudited condensed consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2005	2004
OPERATING ACTIVITIES:
Net loss	$(2,958,885)	$(3,217,249)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	106,269	370,497
Amortization of discount on note payable	—	64,000
Warrants issued for professional services	—	256,396
Issuance of additional common shares required in offering	114,763	44,168
Issuance of common stock and options for services and settlement of lawsuit	396,935	242,884
Forgiveness of forgivable loans	13,000	17,000
Bad debt expense	21,508	19,530
Change in assets and liabilities:
Receivables	(69,803)	(829)
Prepaid expenses and other assets	43	(9,337)
Accounts payable and other current liabilities	(359,312)	454,504
Deferred revenue	43,075	143,242

Net cash used in operating activities	(2,692,407)	(1,615,194)

INVESTING ACTIVITIES:
Issuance of notes receivable	(13,000)	(17,000)
Purchase of property and equipment	(44,507)	(78,487)

Net cash used in investing activities	(57,507)	(95,487)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock, exercise of warrants and stock options, net of commissions of $65,000	1,125,999	4,000,416
Proceeds from issuance of preferred stock	—	532,125
Proceeds from issuance of notes payable	—	225,000
Payments on notes payable	(8,073)	(20,610)

Net cash provided by financing activities	1,117,926	4,736,931

Foreign currency translation adjustment	4,306	5,379

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,627,682)	3,031,629
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,069,571	37,942

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,441,889	$3,069,571

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$2,387	$1,913
Cash paid for income taxes	—	—

(continued)

(Continued from the previous page)

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:

In January 2005, the Company issued 40,045 shares of common stock valued at $49,255 for preferred stock dividends, of which $49,247 had been recorded as an accrued dividend at December 31, 2004.

In May 2005, the Company granted 250,000 common stock options valued at $247,447 for professional business services.

In July 2005, the Company issued 10,874 shares of common stock valued at $13,383 for preferred stock dividends.

In July 2005, the Company issued 25,000 shares of common stock valued at $51,250 for services.

In August 2005, the Company issued 50,780 shares of common stock valued at $114,763 as additional shares required by a private placement.

In August 2005, the Company issued 39,295 shares of common stock valued at $98,238 related to the settlement of a lawsuit.

During 2005, certain shareholders converted 3,337 shares of preferred stock valued at $217,855 for 271,299 shares of common stock.

During 2004, the Company recorded a deemed preferred dividend of $1,897,700 based on the beneficial conversion feature imbedded in the issued convertible preferred stock.

In January 2004, the Company issued 25,000 shares of common stock along with debt. Such stock was valued at $64,000 and recorded as a discount on the note payable.

In March 2004, the Company granted 20,000 common stock options valued at $26,000 to an employee in lieu of cash compensation pursuant to an employment agreement.

In April and May 2004, the Company issued an aggregated amount of 200,000 warrants valued at $256,396 for professional business advisory services.

In April 2004, the Company issued 33,975 common shares valued at $44,168 as consideration for extending the services related to a private placement.

In April 2004, the Company issued 62,500 shares of common stock valued at $118,750 for professional business advisory services related to a private placement.

In April 2004, the Company issued 2,500 shares of preferred stock as satisfaction of outstanding bridge loans of $250,000.

In April 2004, the Company acquired property and equipment with a recorded value of $63,442, of which $11,356 was paid with cash.

Non-cash components of the acquisition:

Net Book Value of old asset traded-in for new asset	$32,702
Reduction in trade-in value for balance of note payable on old asset	(20,642)
Amount of note payable created as partial consideration of new asset acquisition	40,026

$52,086

In July 2004, the Company issued 12,138 shares of common stock valued at $14,913 for preferred stock dividends.

In August and December 2004, the Company issued an aggregate amount of 52,500 shares of common stock valued at $98,134 to certain employees for compensation.

In September and December 2004, the Company issued an aggregate amount of 338,000 warrants valued at $903,215 related to the cost of raising capital.

In December 2004, the Company recorded accrued dividends of $49,247 related to the preferred stock.

During 2004, certain stockholders exchanged 768,225 common shares valued at $999,730 for 10,002 preferred shares.

During 2004, certain stockholders converted 16,538 preferred shares valued at $1,564,000 to 1,344,552 common shares.

Notes To Consolidated Financial Statements

QUEPASA CORPORATION

Note 1—Description of Business and Summary of Significant Accounting Policies

Quepasa Corporation, (the Company or Quepasa), a Nevada Corporation, was incorporated in June 1997. The Company is a Spanish/English language Internet community targeting the U.S. Hispanic and Latin American markets. The Company’s web site provides users search engine capabilities and performance based marketing applications as well as traditional portal services centered around the Spanish market. The Quepasa.com web site is operated and managed by the Company’s majority owned Mexico-based subsidiary, Quepasa.com de Mexico. Because the language preference of many U.S. Hispanics is English, it also offers users the ability to access information and services in the English language.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Quepasa Corporation, and its subsidiary, Quepasa.com de Mexico. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with. Periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Concentrations of Credit Risk

The Company extends credit on a non-collateralized basis primarily to companies who are located in the United States. The Company performs periodic credit evaluations of its customer’s financial condition as part of its decision to provide credit terms. The Company estimates the level of accounts receivable which will ultimately not be paid and historically has not experienced significant credit losses.

Other financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from 2 to 10 years.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue on arrangements in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 “Revenue Recognition,” and Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility of the resulting receivable is reasonably assured.

Revenue is primarily generated from performance based search advertisements, Google AdSense and banner advertisements. The Company recognizes revenue related to banner advertisements ratably over the contract period. Performance based search revenue is recognized in the period in which the “click-throughs” occur. “Click-throughs” are defined as the number of times an internet user clicks on an advertisement or search result. Performance based revenue is recognized when there is evidence that the qualifying transactions have occurred. Google AdSense revenue is recognized in the period in which it is earned based on reporting by Google.

Customers generally make advance deposits, which are recorded as deferred revenue, for performance based services which are recorded as revenue when an internet user clicks on a sponsored advertisement. Most advertisers utilize self-service tools to open and manage accounts online including tracking, price management and measurement features.

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. The Company’s temporary differences result primarily from net operating loss carryforwards.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2005 and 2004 was approximately $177,425 and $15,020 respectively.

Comprehensive Income

The Company has adopted SFAS No. 130, Reporting Comprehensive Income. The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be disclosed in the financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. Comprehensive income is the total of net income and other comprehensive income.

Basic and Diluted Earnings (Loss) Per Common Share

In accordance with SFAS No. 128, “Earnings Per Share”, basic earnings (loss) per share is computed based upon the weighted average number of common shares outstanding during the period. The Company has presented only basic earnings (loss) per share as it had no dilutive potential common shares outstanding.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision of Statement of Financial Accounting Standards No. 123, “Share-Based Payment” (“SFAS123R”). This statement revises FASB Statement No. 123, “Accounting for Stock-Based Compensation” and requires companies to recognize the cost of employee stock options and other awards of stock-based compensation based on the fair value of the award as of the grant date. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. This statement supersedes Accounting Principles Board (“APB”) Opinion No. 25, which allowed companies to compute compensation cost for each employee stock option granted as the amount by which the quoted market price of the common stock on the date of grant exceeds the amount the employee must pay to acquire the stock. The Company currently accounts for its stock option and stock-based compensation plans using the intrinsic-value method under APB Opinion No. 25. SFAS123R is effective as of the beginning of the first interim or annual period that begins after June 15, 2005. As of December 31, 2005, all of the outstanding options were fully vested and will not have an effect on future periods. For a discussion of the pro forma effect on the Company’s earnings for the two-year period ended December 31, 2005, had compensation cost for our stock-based compensation plans been recognized based on fair values as of the dates of grant, see “Stock-Based Compensation” in Note 1 of Notes to the Consolidated Financial Statements.

In December 2004 the Financial Accounting Standards Board (“FASB”) issued SFAS No. 153 “Exchange of Nonmonetary Assets – An Amendment of APB Opinion No. 29.” SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company’s adoption of SFAS No. 153 is not expected to have a material impact on our financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006. The Company does not believe adoption of SFAS No. 154 will have a material effect on our financial position, cash flows or results of operations.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, prepaids and accounts payable approximated fair value as of December 31, 2005 because of the relatively short maturity of these instruments.

The carrying amounts of notes payable and debt issued approximate fair value as of December 31, 2005 because interest rates on these instruments approximate market interest rates.

Product and Content Development Costs

Costs incurred in the classification and organization of listings within the Company’s website are charged to expense as incurred. In accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, material software development costs, costs of development of new products and costs of enhancements to existing products incurred during the application development stage are capitalized. Based upon the Company’s product development process, and the constant modification of the Company’s website, costs incurred by the Company during the application development stage have been insignificant.

Stock-Based Compensation

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company has adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to provide pro forma net earnings (loss) and pro forma net earnings (loss) per share disclosures for employee stock option grants as if the fair-value-based method as defined in SFAS No. 123 had been applied.

The Company uses the Black-Scholes model (Model), for purposes of valuing its stock option grants. The Model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, it requires the input of highly subjective assumptions, including the expected stock price volatility, expected dividend yields, the risk free interest rate, and the expected life. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the value determined by the Model is not necessarily indicative of the ultimate value of the granted options.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation—Transition and Disclosure.” Accordingly, no compensation cost is recognized for the issuances of stock options to employees when the exercise price approximates market. Pursuant to the Accounting Principles Board Opinion No. 25 the Company would recognize compensation expense on issuances of stock options to employees when the exercise price is less than the fair value of the stock.

During 2005, the Company granted 1,200,000 stock options, all of which vested upon issuance and which expire at various times between May and June 2012. During 2004, the Company granted 265,000 stock options: 125,000 of these options were to have vested according to certain performance milestones but were forfeited in 2005 upon the employee’s termination of employment; the remaining options vested upon issuance and expire at various times between January and March 2011. Stock based compensation totaled $247,447 and $124,134 for the fiscal years 2005 and 2004, respectively.

Had compensation cost for the Company’s option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS 148, the Company’s net loss and basic loss per common share would have been changed to the pro forma amounts indicated below:

	For the Years Ended December 31,
	2005	2004
Net loss - as reported	$(2,958,885)	$(3,217,249)
Add back: stock based compensation expense recognized, net of related tax effects	247,447	124,134
Pro forma effect of stock based compensation expense determined under the fair value method for all awards, net of related tax effects.	(1,511,310)	(248,333)

Net loss – pro forma	$(4,222,748)	$(3,341,448)

Basic loss per common share – as reported	$(0.41)	$(.70)
Basic loss per common share – proforma	$(0.58)	$(.72)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	For the Years Ended December 31,
	2005	2004
Approximate risk free rate	4.5%	4.5%
Average expected life	7 years	7 years
Dividend yield	0%	0%
Volatility	123%	274%
Estimated per share weighted average fair value of total options granted	$1.64	1.51

Note 2—Liquidity

The Company has incurred net losses from operations since inception and has an accumulated deficit of approximately $114.5 million through December 31, 2005.

In the spring of 2002, the Company’s founder re-joined the Company and began efforts in the development of a new business model. The new revenue model includes offering internet and category search capacities to our community users, banner placement and paid link capabilities for advertisers. In order to generate significant revenue in the future, the Company must continue to expand its advertising products and services and successfully direct marketing to potential advertising customers. The Company intends to price the advertising products and services competitively against other related companies.

On March 21, 2006, the Company entered into a warrant purchase agreement with an investment group to acquire three series of warrants. Each warrant is exercisable for 1,000,000 shares of common stock. The first warrant has an exercise price of $2.87 and can be exercised at any time within 180 days. The second and third warrants are not exercisable unless the first warrant is exercised in full. The second warrant has an exercise price of $4.00 per share and can be exercised any time prior to March 21, 2016. The third warrant has an exercise price of $7.00 per share and can be exercised any time prior to March 12, 2016.

The Company expects to continue to incur significant costs, particularly general and administrative costs during 2005, and does not expect sufficient revenue to be realized to offset these costs until later in 2006. The Company believes that its current cash balances, cash generated from its operations, and its financing activities are sufficient to finance its business objective through the next twelve months.

Note 3—Balance Sheet Disclosures

Property and equipment consist of the following at December 31, 2005:

Software	$489,449
Computer equipment	240,745
Vehicles	116,382
Office furniture and equipment	57,146
Other equipment	10,038

Subtotal cost	913,760
Less accumulated depreciation and amortization	(741,363)

Net property and equipment	$172,397

Accrued and other current liabilities consist of the following at December 31, 2005:

Accrued salary and wages	$51,653
Payroll taxes	26,970
Other accrued expenses	18,892

Total	$97,515

Note 4—Long-Term Debt

Long-term debt consists of the following at December 31, 2005:

Note payable to a financing company, due in monthly installments of $804 including principal and interest at 6.61% through May 2009, secured by a vehicle.	$28,788
Less current portion	(7,297)

$21,491

Maturities of long-term obligations are as follows:

Year Ending December 31,
2006	7,297
2007	8,479
2008	9,057
2009	3,955

$28,788

Note 5—Commitments and Contingencies

Operating Leases

The Company leases its facilities under non-cancelable operating leases. Rent expense for these leases was:

Year Ended December 31,
2005	$184,433
2004	$146,696

Future minimum lease payments under these leases are as follows:

Year Ending December 31,
2005	$93,265

Employment Agreements

The Company has entered into employment and other agreements with all of its executive officers. During 2005 and 2004, the Company satisfied all its obligations under these agreements. The agreements are for terms varying from one to two years with its employees.

Litigation

On June 14, 2004, TIABFES, a California Corporation doing business as New Capital Advisors, filed suit against Quepasa Corporation, et. al., in the United States District Court for the Central District of California in Los Angeles, CA. The civil action was brought in connection with a claim by the Plaintiff through the Plaintiff’s counsel, Sarah Jane Barney, Esq., for damages associated with an alleged professional financial advisory and business strategy services agreement. The action sought damages under various causes of action, in amounts up to $2 million.

On August 2, 2005, the Company formally agreed to dismiss the lawsuit it filed against TIABFES Corp. d/b/a New Capital Advisors (“New Capital”) in Superior Court at Phoenix, Arizona (#CV2004-015723) on August 13, 2004 and New Capital agreed to dismiss the lawsuit it filed on June 14, 2004, against the Company in United States District Court, Central District of California (#04-4198). In connection with the final settlement agreement, the Company issued a total of 39,295 shares of common stock valued at $98,238.

On March 14 2005, Mr. Craig Behar, filed case no. CV2005-004439 against Quepasa Corporation, et. al., in the Maricopa County Superior Court at Phoenix, AZ. The civil action was brought in connection with a claim by the Plaintiff for damages associated with an alleged employment agreement. The action seeks damages under various causes of action, in amounts up to $418,700.

The Company has reviewed the claims with its counsel, finds the claims to be wholly without merit, and intends to vigorously defend them. Moreover, management believes that the amount claimed has been grossly overstated, in an attempt to induce the company to settle the action rather than litigate it.

The Company is not aware of any additional pending legal proceedings against it that, individually or in the aggregate, would have a material adverse effect on our business, operating results or financial condition. The Company may in the future be party to litigation arising in the course of its business, including claims that the Company allegedly infringes third-party trademarks and other intellectual property rights. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Note 6—Stockholders’ Equity

On June 21, 2004, the Company filed a Registration Statement under the Securities Act of 1933 for an aggregate of 2,515,096 shares of common stock for sale, comprised of 651,231 shares of common stock, 1,463,865 shares of common stock issuable upon conversion of preferred stock and 400,000 shares of common stock issuable upon exercise of common stock warrants. On July 6, 2004, the Registration Statement was declared effective by the Securities and Exchange Commission.

On September 2, 2005 the Company filed a Registration Statement under the Securities Act of 1933 for an aggregate of 3,093,628 shares of common stock for sale, comprised of 1,699,388 shares of common stock and 1,394,240 shares of common stock issuable upon exercise of common stock warrants. On November 10, 2005, the Registration Statement was declared effective by the Securities and Exchange Commission.

Common Stock Transactions

In January 2004, the Company initiated an offering of common stock, $.001 par value, under an Financial Advisory Services Agreement with a proposed closing date of April 9, 2004. During the year ended December 31, 2004, the Company issued 739,500 shares of common stock under this agreement for proceeds of $865,215, net of commissions of $96,135.

In April 2004, the Company elected to keep open the private placement for common stock under the Financial Advisory Services Agreement. As a result, the Company issued an additional aggregate amount of 33,975 shares of common stock as consideration for this extension, valued at $44,168 to all subscribers in place under the common stock private placement as of April 9, 2004.

In July 2004, the Company issued 12,138 shares of common stock valued at $14,913 for preferred stock dividends.

In September 2004, the Company initiated a second offering of its common stock under a new Financial Advisory Services Agreement, under which the Company issued 250,000 units for proceeds of $450,000, net of commissions of $50,000. Each unit is comprised of two shares of common stock and one warrant, resulting in the issuance of 500,000 shares of common stock and 250,000 warrants valued at $317,168. The warrants are exercisable by the holders at $2.00 per share through December 31, 2007. In addition, the Company issued warrants to the placement agent valued at $70,930 which is included in additional paid-in capital and also recorded as a cost of raising capital.

In November 2004, the Company initiated a third offering of its common stock under a Selling Agreement, under which the Company issued 427,800 units for proceeds of $2,326,162, net of commissions of $347,588. Each unit is comprised of two shares of common stock and one warrant, for .4 of 1 share of common stock, resulting in the issuance of 855,600 shares of common stock and 342,240 warrants valued at $974,029. These warrants are exercisable by the holders at $4.50 per share through January 3, 2007. In addition, the Company issued 278,000 warrants to the selling agents valued at $832,285 which is included in additional paid-in capital and also recorded as a cost of raising capital.

During 2004, the Company issued 52,500 shares of common stock to 9 employees as compensation valued at $98,134. In addition, the Company issued 62,500 shares of common stock to outside consultants valued at $118,750 for professional services.

During the year ended December 31, 2004, the Company issued 167,731 shares of common stock for cash of $203,050 to accredited private investors, 219,522 shares of common stock for cash of $155,989 upon exercise of stock options, and 25,000 shares of common stock valued at $64,000 in conjunction with the issuance of notes payable.

In January 2005, the Company completed an offering of common stock, $.001 par value, under a Selling Agreement, under which the Company issued 80,000 units for proceeds of $435,000, net of commissions of $65,000. Each unit is comprised of two shares of common stock and one warrant for .4 of 1 share of common stock, resulting in the issuance of 160,000 shares of common stock, and 64,000 warrants valued at $182,146. These warrants are exercisable by the holders at $4.50 per share through January 3, 2007.

In January 2005, the Company issued 40,045 shares of common stock valued at $49,255 for preferred stock dividends.

In July 2005, the Company issued 50,780 additional shares of common stock valued at $114,763 as required by the terms of a private placement.

In July 2005, the Company issued 10,874 shares of common stock valued at $13,383 for preferred stock dividends.

In July 2005, the Company issued 25,000 shares of common stock valued at $51,250 for professional services.

In August 2005, the Company issued 39,295 shares of common stock valued at $98,238 related to the settlement of a lawsuit.

In December 2005, the Company issued 133,333 shares of common stock for cash of $200,000.

In December 2005, the Company issued 235,000 shares of common stock for cash of $470,000 upon exercise of stock warrants.

During 2005, the Company converted 3,337 shares of preferred stock to 271,299 shares of common stock.

During 2005, the Company issued 15,000 shares of common stock for cash of $21,000 upon exercise of stock options.

Preferred Stock

In February 2004, the Company initiated an offering of up to $2,000,000 of its 10% convertible redeemable, no par value, Series A preferred stock at $100 per share under a Private Placement Memorandum. Dividends are required to be paid semi-annually at a rate of 10% in shares of the Company’s common stock. Through this offering, the Company received $564,625, net of commissions of $82,875, for the issuance of 7,373 shares of preferred stock and received $217,500, net of commissions of $32,500 for the issuance of 2,500 shares of preferred stock as satisfaction of the outstanding bridge loans of $250,000.

In May 2004, the Company offered an Exchange Agreement whereby certain investors could exchange their aggregate common shares for preferred stock at an equivalent value. As of December 31, 2004, the Company had received subscriptions to 10,002 shares of preferred stock in exchange for 768,255 shares of common stock valued at $999,730. As of December 31, 2004, all the available common shares have been exchanged for preferred shares under this agreement.

Pursuant to the PPM, the preferred shareholders were entitled to convert their shares into common stock at anytime. In addition, the Company had the right to cause the Investors in preferred shares to convert to common stock at any time after the closing price of the Company’s stock has closed at or above $1.95 for 20 consecutive trading days. As of December 31, 2004, the Company had not caused the Investors to convert their outstanding shares of preferred stock. The preferred stock had a conversion price of $1.23 which is 75% of the average closing price of the common stock for the ten days preceding the effective date of the Registration Statement (July 6, 2004) under the Securities Act of 1933.

In accordance with Emerging Issues Task Force (“EITF”) No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, and EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, and after considering the terms of the transaction, the Company recorded the effect of the imbedded beneficial conversion feature associated with the convertible preferred stock.

This beneficial conversion feature was measured as $1.9 million, which represents the difference between the fair value of the common stock and the effective conversion price. This beneficial conversion feature was recorded to additional paid-in capital as a deemed dividend to preferred stockholders.

In December 2004, the Company recorded accrued dividends of $49,247 related to the preferred stock.

As of December 31, 2004, certain preferred shareholders elected to convert 16,538 shares of preferred stock valued at $1,564,000 to 1,344,522 shares of common stock.

During 2005, the remaining outstanding shares of preferred stock were converted into common stock. Certain preferred shareholders converted 930 shares of preferred stock and, in addition, the Company elected to force conversion on the remaining 2,407 shares of preferred stock. These conversions of preferred stock were valued at $217,855 and converted to 271,299 shares of common stock.

As of December 31, 2005, there was no outstanding preferred stock.

Stock Options

In October 1998, the Company adopted and later amended a Stock Option Plan (the “Plan”), which provides for the granting of options to officers, directors, and consultants. The plan permits the granting of “incentive stock options” meeting the requirements of Section 422A of the Internal Revenue Code as well as “nonqualified” which do not satisfy the requirements of that section. 6,000,000 shares of common stock have been reserved under the plan for the granting of options. The Plan will be in effect until November 1, 2009, unless extended by the Company’s stockholders. The options are generally exercisable to purchase stock for a period of ten years from the date of grant.

Incentive stock options granted pursuant to this Plan may not have an option price that is less than the fair market value of the stock on the date the option is granted. Incentive stock options granted to significant stockholders shall have an option price of not less than 110% of the fair market value of the stock on the date of the grant. Options granted under the plan vest one-third at the end of each of the three years of service following the grant date. The Board of Directors of the Company may waive the vesting requirements at its discretion. Except as noted, all stock options issued under the Plan are exercisable for a period of 7 to 10 years from the date of grant.

Stock-based compensation totaled $247,447 and $124,134 for the years ended December 31, 2005 and 2004, respectively, and is classified as sales and marketing, product and content development and general and administrative expenses in the accompanying financial statements.

The following table presents the activity for options outstanding:

	Common Stock Options	Weighted Average Exercise Price
Outstanding—December 31, 2003	2,286,730	$1.54
Granted	265,000	1.26
Forfeited/canceled	(840,833)	1.60
Exercised	(219,522)	0.71

Outstanding—December 31, 2004	1,491,375	$1.57
Granted	1,200,000	1.64
Forfeited/canceled	(235,000)	1.45
Exercised	(15,000)	1.40

Outstanding—December 31, 2005	2,441,375	$1.62

The following table presents the composition of options outstanding and exercisable:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Price*	Life*	Number	Price*
$1.25 - $1.50	970,000	$1.39	5.9	970,000	$1.39
$1.60	969,500	$1.60	4.7	969,500	$1.60
$2.00	500,000	$2.00	6.4	500,000	$2.00
$30.00	1,875	$30.00	2.9	1,875	$30.00

Total—December 31, 2005	2,441,375	$1.62	5.0	2,441,375	$1.62

*	Price and Life reflect the weighted average exercise price and weighted average remaining contractual life, respectively.

Warrants

As compensation for financial advisory services under a Financial Advisory Agreement, the Company issued three 25,000 warrant packages valued at $72,245 in total during the year ended December 31, 2004. The Company has accounted for the warrants as professional services and they are included in general and administrative expenses. The warrants are for the purchase of common stock and are exercisable for two years at prices of $1.50, $2.00 and $2.50 and expire ratably in February, March and April 2006. The warrants were valued using the Black-Scholes option-pricing model using assumptions as follows: expected dividend yield 0%, risk free interest rate of 4.5%, expected volatility 154%, and expected life of two years.

On May 5, 2004, as compensation for general business advisory services under a different business advisory agreement, the Company issued a 125,000 warrant package valued at $184,151. The Company has accounted for the warrants as professional services and they included in general and administrative expenses. The warrants are for the purchase of common stock and are exercisable for two years at a price of $2.00 and expire in May 2006. The warrants were valued using the Black-Scholes option-pricing model using assumptions as follows: expected dividend yield 0%, risk free interest rate of 4.5%, expected volatility 170%, and expected life of two years.

On September 15, 2004, as additional compensation for services related to the second offering of common stock, the Company issued a 60,000 warrant package valued at $70,930. The Company has accounted for the warrants as a cost of raising capital and included the value in additional paid in capital. The warrant package includes 50,000 and 10,000 warrants at prices of $2.00 and $2.60, respectively. The warrants are exercisable for two years and expire in September 2006. The warrants were valued using the Black-Scholes option-pricing model using assumptions as follows: expected dividend yield 0%, risk free interest rate of 4.5%, expected volatility 170%, and expected life of two years.

In September 2004, the Company issued to investors 250,000 warrants valued at $317,168 related to a private placement. The warrants are a part of the units offered to investors where each unit consisted of two shares of common stock and one warrant. The warrants are exercisable by the holders at $2.00 per share through December 31, 2007.

In December 2004, as compensation related to the third offering of common stock, the Company issued 278,000 warrants valued at $832,285. The Company has accounted for the warrants as a cost of raising capital and included the value in additional paid in capital. The warrants are for the purchase of common stock and are exercisable for two years at a price of $4.50 and expire in January 2007. The warrants were valued using the Black-Scholes option-pricing model using assumptions as follows: expected dividend yield 0%, risk free interest rate of 4.5%, expected volatility 172%, and expected life of two years.

On December 30, 2004, the Company issued to investors 342,240 warrants valued at $974,029 related to a private placement. The warrants are a part of the units offered to investors where each unit consisted of two shares of common stock and one warrant for .4 of 1 of common stock. The warrants are for the purchase of common stock and are exercisable for two years at a price of $4.50 and expire in January 2007.

In January 2005, the Company issued 64,000 warrants valued at $182,146 related to the above private placement.

During 2005, the Company received $470,000 related to the exercise of 235,000 warrants in exchange for 235,000 new warrants. The new warrants are for the purchase of common stock and are exercisable by the holders at $4.00 per share through November 22, 2008.

Subsequent to 2005, the Company received $150,000 related to the exercise of 75,000 warrants. In addition, the Company received $20,000 related to the exercise of 10,000 warrants in exchange for 10,000 new warrants. The new warrants are for the purchase of common stock and are exercisable by the holders at $4.00 per share through November 22, 2008.

Note 8—Income Taxes

The Company did not provide a current or deferred US federal, state or foreign income tax provision or benefit for any of the periods presented because it has experienced recurring operating losses. The Company has provided a full valuation allowance on the deferred tax asset, consisting primarily of the net operating losses, because it is more likely than not that the deferred tax asset will not be realized.

At December 31, 2005, the Company had net operating losses of approximately $70,440,000 related to US federal, foreign and state jurisdictions. Utilization of the net operating loss, which expires at various times starting in 2012 through 2025, may be subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended, and other limitations under state and foreign tax laws.

Actual income tax benefit differs from the amount calculated using the Federal statutory tax rate as follows:

	2005	2004
Expected tax benefit	$(1,006,000)	$(1,094,000)
Effect of permanent differences	27,000	33,000
Change in valuation allowance for deferred tax assets	794,000	1,490,000
State tax benefit, net of federal provision (benefit)	(133,000)	(112,000)
Other	318,000	(317,000)

Income tax expense	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) are approximately as follows:

	December 31,
	2005	2004
Net operating loss	$27,119,000	$26,419,000
Deferred revenue	80,000	63,000
Fixed assets	35,000	(42,000)

Total net deferred tax assets	27,234,000	26,440,000
Valuation allowance for deferred tax assets	(27,234,000)	(26,440,000)

Net deferred tax asset	$—	$—

Note 9—Loss Per Share

The following table sets forth the computation for basic and diluted earnings per share:

	For the Years Ended December 31,
	2005	2004
Net loss	$(2,958,885)	$(3,217,249)
Basic earnings per share-weighted average shares	7,266,511	4,612,198
Basic and diluted loss per common share	$(0.41)	$(0.70)

Where the inclusion of potential common shares is anti-dilutive, such shares are excluded from the computation. Such anti-dilutive potential shares amounted to 3,635,615 and 2,821,615 at December 31, 2005 and 2004, respectively.

Note 10—Related Party Transactions

During 2005 and 2004, the Company made forgivable loans to an employee of the Company totaling $13,000 and $17,000 respectively, all of which have been forgiven as of December 31, 2005.

Note 11—Quarterly Financial Data— Unaudited

A summary of the quarterly data for the years ended December 31, 2005 and 2004 follows (in thousands, except net loss per share):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2005
Revenue	$126	$160	$190	$289	$765
Operating expenses	$746	$1,105	$987	$892	$3,730
Loss from operations	$(620)	$(945)	$(797)	$(603)	$(2,965)
Net loss	$(621)	$(943)	$(797)	$(598)	$(2,959)
Net loss per share, basic and diluted	$(0.09)	$(0.13)	$(0.11)	$(0.08)	$(0.41)

2004
Revenue	$24	$104	$216	$121	$465
Operating expenses	$662	$1,170	$893	$887	$3,612
Loss from operations	$(638)	$(1,066)	$(677)	$(766)	$(3,147)
Net loss	$(657)	$(1,118)	$(676)	$(766)	$(3,217)
Net loss per share, basic and diluted	$(0.17)	$(0.25)	$(0.15)	$(0.13)	$(0.70)

Note 12—Business Segment Information

The Company conducts operations in the United States of America through the parent company, Quepasa Corporation, and in Mexico through the Company’s Mexico-based subsidiary, Quepasa.com de Mexico, which operates and manages the Quepasa.com web site. The following presents segment information, by geographic area, for the Company for 2005 and 2004 (in thousands).

	United States	Mexico	Total
2005
Revenues	$765	$—	$765
Loss from operations	(2,918)	(46)	(2,964)
Other income (expense)	7	(1)	(6)
Net loss	$(2,912)	$(47)	$(2,959)
Depreciation and amortization	$79	$27	$106
Capital expenditures	$39	$6	$45
Identifiable assets at December 31, 2005	$1,659	$53	$1,712

2004
Revenues	$465	$—	$465
Loss from operations	(3,111)	(36)	(3,147)
Other income (expense)	(71)	—	(71)
Net loss	$(3,181)	$(36)	$(3,217)
Depreciation and amortization	$350	$20	$370
Capital expenditures	$53	$31	$84
Identifiable assets at December 31, 2004	$3,272	$82	$3,354

Note 13—Subsequent Events

Subsequent to December 2005, certain investors exercised 10,000 warrants in exchange for 10,000 new warrants. The new warrants are for the purchase of common stock and are exercisable by the holders at $4.00 per share through December 31, 2007.

In January 2006, the Company issued 30,000 shares of common stock related to the exercise of certain stock option agreements.

In March 2006, the Company issued 75,000 shares of common stock related to the exercise of certain warrant agreements.

On March 21, 2006, the Company entered into a warrant purchase agreement with an investment group to acquire three series of warrants. Each warrant is exercisable for 1,000,000 shares of Quepasa Common Stock. The first warrant has an exercise price of $2.87 and can be exercised at any time within 180 days. The second and third warrants are not exercisable unless the first warrant is exercised in full. The second warrant has an exercise price of $4.00 per share and can be exercised any time prior to March 21, 2016. The third warrant has an exercise price of $7.00 per share and can be exercised any time prior to March, 2016.

On March 21, 2006, the Company entered into an employment agreement with Robert B. Stearns (“Mr. Stearns”) whereby Mr. Stearns was appointed Chairman of the Board of Directors and Chief Executive Office of the Company. As a part of this agreement, Mr. Stearns was granted 600,000 options that vest monthly, as defined in the agreement, at an exercise price of $3.50, the fair market value on March 21, 2006. In addition Mr. Stearns was issued 200,000 warrants to purchase common stock at an exercise price of $3.50. These warrants expire on March 21, 2016.

On March 21, 2006, the Company entered into an employment agreement with Jeffrey Peterson, the Company’s founder and former Chief Executive Officer whereby Mr. Peterson was appointed Chief Technical Officer. As a part of this agreement, the Company will pay Mr. Peterson $250,000 upon termination of this employment agreement.